# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C/A

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
　☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of issuer***
First Crop Incorporated

***Legal status of issuer***

　***Form***
　Public Benefit Corporation

　***Jurisdiction of Incorporation/Organization***
　Delaware

　***Date of organization***
　March 18, 2019

***Physical address of issuer***
1340 Canyon Road, Santa Fe, NM 87501

***Website of issuer***
www.firstcrop.com

***Name of intermediary through which the Offering will be conducted***
MicroVenture Marketplace Inc.

***CIK number of intermediary***
0001478147

*SEC file number of intermediary*
008-68458

*CRD number, if applicable, of intermediary*
152513

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering*
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
The intermediary will receive a number of shares of Series A Preferred Stock of the Company that is equal to two percent (2%) of the total number of Shares of Series A Preferred Stock sold by the Company in the Offering.

*Name of qualified third party "Escrow Agent" which the Offering will utilize*
Evolve Bank & Trust

*Type of security offered*
Series A Preferred Stock

*Target number of Securities to be offered*
62,500

*Price (or method for determining price)*
$1.00
*Investors that purchase the first 187,500 shares of Series A Preferred Stock, and thereby fund the first $150,000, will receive shares with a 20% discount to the $1.00 price per share paid for the Securities put forth in this Offering based upon a pre-money valuation of $13,444,325. Thus, the discounted price per share for these "Early Bird Investors" will be $0.80.*

*Target offering amount*
$50,000.00

*Oversubscriptions accepted:*
  ☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☐ First-come, first-served basis
  ☑ Other: At the Company's discretion

*Maximum offering amount (if different from target offering amount)*
$1,070,000.00

*Deadline to reach the target offering amount*
September 13, 2021

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
7

|  | **Most recent fiscal year-end (December 31, 2020)** | **Prior fiscal year-end (December 31, 2019)** |
|---|---|---|
| **Total Assets** | $2,587,352 | $1,925,609 |
| **Cash & Cash Equivalents** | $323,401 | $199,692 |
| **Accounts Receivable** | $10,877 | $0.00 |
| **Short-term Debt** | $394,908 | $4,108 |
| **Long-term Debt** | $551,127 | $3,357,459 |
| **Revenues/Sales** | $331,362 | $0.00 |
| **Cost of Goods Sold** | $341,320 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | -$1,472,629 | -$1,549,170 |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**April 23, 2021**

**FORM C/A**

**Up to $1,070,000.00**

**First Crop Incorporated**



**SEEDING INSPIRATION. HARVESTING HOPE.**
**Shares of Series A Preferred Stock**

**Explanatory Note**

First Crop Incorporated, (the Company), is filing an Amendment to its Form C, which was originally filed with the Securities and Exchange Commission on April 12, 2021, to disclose that related parties of the Company have made investments during the offering that in aggregate represent more than 10% of the total amount raised. In the coming weeks, the Company expects upwards of $50,000 to be invested by other parties related to the Company. The company also wishes to disclose an adjusted increase of $7,455 in 2020 salary expenses due to an error caused by the Company's payroll management service and to correct and provide additional information concerning its monthly burn rate.

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by First Crop Incorporated, a Delaware public benefit corporation ("First Crop" or the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Series A Preferred Stock of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers" (and sometimes also referred to as "you"). The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale, and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the

Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). The Intermediary will be entitled to receive a number of shares of Series A Preferred Stock of the Company that is equal to two percent (2%) of the total number of shares of Series A Preferred Stock sold by the Company in the Offering, and also will be paid a cash commission of five percent (5%) of the amount raised in the Offering.

| | Price to Investors | Service Fees and Commissions [1][2] | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $100.00 | $5.00 | $95.00 |
| **Aggregate Minimum Offering Amount** | $50,000.00 | $2,500.00 | $47,500.00 |
| **Aggregate Maximum Offering Amount** | $1,070,000.00 | $53,500.00 | $1,016,500.00 |

(1)     This excludes fees to Company's advisors, such as attorneys and accountants.

(2)     The Company will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary also will receive a number of Preferred Shares of the Company that is equal to two percent (2%) of the total number of Preferred Shares sold by the Company in the Offering.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company is filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.firstcrop.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant**

**to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C/A is April 23, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**SPECIAL NOTICE TO CANADIAN INVESTORS**

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

**NOTICE REGARDING ESCROW AGENT**

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### *Forward Looking Statement Disclosure*

*This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.firstcrop.com.

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C/A**

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

First Crop Incorporated (the "Company") is a Delaware public benefit corporation, formed on March 18, 2019.

The Company is located at 1340 Canyon Road, Santa Fe, NM 87501.

The Company's website is www.firstcrop.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should consider only the information contained in this Form C/A.

**The Business**

First Crop is a consumer-focused CBD health and wellness consumer products company that develops, manufactures, and sells its branded wholesale and retail products directly, online and through brick & mortar retail stores throughout the U.S. The Company also offers processing services for a fee and sells other hemp based raw materials. See "BUSINESS" below for additional information.

**The Offering**

| | |
|---|---|
| **Minimum number of Series A Shares of Preferred Stock being offered** | 62,500 |
| **Total Series A Shares of Preferred Stock outstanding after Offering (if minimum amount reached)** | 5,778,088 |
| **Maximum number of Series A Shares of Preferred Stock** | 1,107,500 |
| **Total Series A Shares of Preferred Stock outstanding after Offering (if maximum amount reached)** | 6,850,088 |
| **Purchase price per Share of Series A Preferred Stock** | $1.00 ($0.80 for Early Bird Investors) |
| **Minimum investment amount per investor** | $100.00 |
| **Offering deadline** | September 13, 2021 |
| **Use of Proceeds** | See the description of the use of proceeds on page 22 hereof. |
| **Voting Rights** | See the description of the voting rights on page 32 hereof. |

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Investors that purchase the first 187,500 shares of Series A Preferred Stock, and thereby fund the first $150,000, will receive shares with a 20% discount to the $1.00 price per share paid for the

Securities put forth in this Offering based upon a pre-money valuation of $13,444,325. Thus, the discounted price per share for these "Early Bird Investors" will be $0.80.

## RISK FACTORS

### Risks Related to the Company's Business and Industry

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***The market for CBD products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small and large companies. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing health and wellness products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We rely on other companies to provide raw materials and some basic ingredients for our products. We depend on these suppliers to produce our products and conduct our operations.***

Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with product requirements and in a timely and cost-effective manner. Additionally, the quality of our products may be adversely impacted if companies to whom we delegate the manufacturing of our products, or from whom we acquire such items, do not provide the raw materials and basic ingredients that meet required specifications. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular product or service.

***We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.***

In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If the production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in product production and operations including product shortages. If outsourcing services are interrupted or not performed, the performance is poor, or we suffer interruptions in the provision of supplies and/or services, it could result in our inability to meet customer demand, damage our reputation and customer relationships, and adversely affect our business.

***Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of our products.***
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issues in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

***Manufacturing or product defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.***
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals.

***In general, demand for our products and services is highly correlated with general economic conditions.***
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***The Company's success depends on the experience and skill of its executive officers, Board of Directors, and key employees.***
The loss of any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***We rely on various intellectual property rights, including trademarks in order to operate our business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage.***
The steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive

position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***
The Company is dependent on David Weir, David Armstrong, Jane Pinto, Stefan Craine, John Fullerton, Jim Grote, and Lee Rand in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of David Weir, David Armstrong, Jane Pinto, Stefan Craine, John Fullerton, Jim Grote, and Lee Rand die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***We have not prepared any audited financial statements.***
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.***
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional

expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***The Company has indicated that it has engaged in certain transactions with related persons.***
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

***Changes in employment laws or regulation could harm our performance.***
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payments, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.***
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that has adversely affected and continues to adversely affect the economies and financial markets worldwide. The Company's business could be further materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

***Maintaining, extending and expanding our reputation and brand image are essential to our business success.***
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence, and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

***Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products.***

The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

***We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.***

Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

***We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.***

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings that may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products as well as glass jars and packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

***Substantial disruption to production at our manufacturing and distribution facilities could occur.***
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

***Future product recalls or safety concerns could adversely impact our results of operations.***
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with, or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness, or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

***The consolidation of retail customers could adversely affect us.***
Retail customers, such as supermarkets, warehouse clubs, natural product, and mass-market retailers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

***Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.***

Our activities or products, both in and outside of the U.S., are subject to regulation by various federal, state, provincial and local laws, regulations, and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic, or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving, or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions that could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products. Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

***CBD-infused products companies are subject to regulatory risks.***

CBD-infused products companies are subject to risks associated with the federal government's and state and local governments' evolving regulation of hemp, hemp oil, CBDs, and CBD-infused products. We can provide no assurance that one or more federal agencies, such as the U.S. Food and Drug Administration (the "FDA"), or state and local governments will not attempt to impose rules, regulations, moratoriums, prohibitions, or other restrictions or impediments upon CBD-infused products companies. Such regulatory action could have a material adverse effect on our Company.

***CBD-infused products may be shown to have negative health and/or safety impacts upon consumers.***

The health and safety impacts of CBDs have not yet been established via traditional scientific and/or clinical studies. If scientific and/or clinical studies ultimately demonstrate negative health and/or safety impacts upon consumers, our Company's business, financial conditions, and results of operations could be materially adversely affected.

***The FDA has not approved a marketing application for CBD for the treatment of any disease or condition.*** The only FDA-approved health use of CBD is the seizure drug Epidiolex. In deference to the FDA's position, various states and municipalities have declared that the sale of certain CBD-infused products is illegal. There can be no guarantee that this regulatory stance will be resolved favorably to the CBD products industry. Aggressive law enforcement against the CBD industry by federal, state or local authorities and agencies could have a material adverse effect upon our Company.

### *Our manufacturing facility is subject to FDA regulations.*

Manufacturers of tobacco and/or cannabis or cannabis related products must comply with FDA regulations which require, among other things, compliance with the FDA's evolving regulations on Current Good Manufacturing Practices ("cGMP(s)"), which are enforced by the FDA through its facilities inspection program. The manufacture of products is subject to strict quality control, testing and record keeping requirements, and continuing obligations regarding the submission of safety reports and other post-market information. We cannot guarantee that our current manufacturing facility will pass FDA inspections and/or similar inspections in foreign countries to produce our products, or that future changes to cGMP manufacturing standards will not also negatively affect the cost or sustainability of our manufacturing facility.

### *Hemp and CBD-infused products are illegal if they exceed 0.3% THC.*

Hemp and CBD-infused products which exceed a THC concentration of 0.3% are illegal. Any failure to keep the THC concentration in hemp or CBD-infused products below 0.3% could subject us to action by regulatory authorities and/or to lawsuits by consumers, which could have a material adverse effect upon our Company's business. In addition, the approval of medical and recreational marijuana by many states has created a situation in which it may be difficult or impossible for regulators and courts to determine whether the THC levels reflected in consumers' blood tests are the result of CBD-infused products or THC-infused products. This may result in regulatory actions or lawsuits that could have a material adverse effect upon our Company's business. Also, certain hemp products may, over time, gradually increase their THC concentration, and this may ultimately cause such products to exceed the 0.3% THC concentration level, making such products illegal in certain jurisdictions. If this happens, we could be subject to regulatory action that could have a material adverse effect upon our Company.

### *A hemp crop can accidentally start growing marijuana.*

Unexpected pollination can easily happen in outdoor fields, given cannabis plants can, given the opportunity, grow abundantly in the wild and their pollen can travel for significant distances.

### *The extraction process for CBD and THC is essentially the same.*

As a consequence, CBD can be contaminated with THC, chemical solvents or pesticides if the extraction process is done improperly.

### *The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.*

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

**Risks Related to the Securities**

***The Series A Shares of Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A Preferred Stock may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Stock. Because the Series A Preferred Stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the shares of Series A Preferred Stock may also adversely affect the price that you might be able to obtain for your shares of Series A Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***

No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

### *No Guarantee of Return on Investment*

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***The Company is a public benefit corporation and is not required to be operated solely for benefit of its shareholders.***

The Company is organized under Delaware law as a "public benefit corporation" and as such, is to be operated in a manner that balances the stockholders' pecuniary interests, the best interests of those materially affected by the Company's conduct, and the public benefit or public benefits identified in its certificate of incorporation. The Company's board of directors may cause the Company to be operated in a manner that is consistent with its status as a public benefit corporation, but that is not necessarily in your best interests.

***A majority of the Company is owned by a small number of owners.***

Prior to the Offering, none of the Company's current owners beneficially hold 20% or more of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***Affiliates of the Company, including officers, directors, and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.***

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

***Purchasers will grant a proxy to vote their Securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters submitted to a vote of the stockholders of the Company. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of the Company and the election of our directors.***

By signing an irrevocable proxy in connection with the purchase of the Securities, you will grant a proxy to the Intermediary or its affiliate to vote the Securities on all matters coming before the shareholders for a vote. The Intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the Intermediary may vote its proxy in a manner that may not be in the best interests of you as a shareholder. For example, the Intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

***The Company has the right to extend the Offering deadline.***

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached. If that deadline is reached without the Company receiving the Minimum Amount, your investment will be returned to you without interest or deduction. If the Company receives the Minimum Amount, your investment will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company has the right to end the Offering early.***

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

***The Securities will be equity interests in the Company and will not constitute indebtedness.***
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities. Dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.***
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related, or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***The Company does not anticipate paying any cash dividends for the foreseeable future.***
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Series A Preferred Stock.

***Your ownership of the shares of preferred stock stock will be subject to dilution.***
Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

***The Company has the right to conduct multiple closings during the Offering.***
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us.

Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business

First Crop is a consumer-focused CBD health and wellness consumer products company that develops, manufactures, and sells its branded wholesale and retail products directly online and through brick-and-mortar retail stores throughout the U.S. The company also offers processing services for a fee and sells other hemp based raw materials.

### Business Plan

First Crop is a vertically integrated CBD health and wellness company that enjoys "seed to shelf" chain of custody of its products. By controlling every aspect of product production including the cultivation of the hemp that produces the CBD oil that goes into our products, the extraction of that oil from the hemp, the product development, and the manufacturing of the finished products, we aim to offer unparalleled quality control, transparency, and traceability of our products and their ingredients. When combined with rigorous third party testing, USDA Organic and Leaping Bunny Cruelty Free certifications, we are confident that we offer all-natural CBD products consumers can trust.

### History of the Business

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Health and wellness products | CBD tinctures, gel capsules and skin and body care products. | Products are sold online through the Company's website, third party websites and to brick & mortar retail stores. |

In 2020, the Company launched its first retail products totaling 24 product SKUs. We actively research and develop new products based on expected consumer demand and anticipate adding additional products to our product assortment by the end of this year.

We offer our products for sale online through our own website, through third party websites such as Amazon.com, and to brick & mortar retailers both directly and through national, regional, and independent brokers.

**Competition**

There are hundreds of companies selling CBD products both online and through brick & mortar retail outlets. The Company's primary competitors, and the most prominent of these brands, are Charlotte's Web, CV Sciences, Direct CBD Online, and GVB Biopharma.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including nationally known competitors. We compete against other branded products as well as retailers' private-label brands. Product quality, performance, value, and packaging are important buying factors. We believe our USDA Organic certification, Leaping Bunny certification, proprietary formulations, and regenerative mission are key points of differentiation.

**Customer Base**

Our target customers include individual consumers, natural products retailers, mass merchandisers, grocery stores, membership club stores, drug stores, department stores, salons, distributors, e-commerce, and high-frequency stores.

**Intellectual Property**

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Registration Date | Country |
|---|---|---|---|---|---|
| 88744512 | Non-medicated herbal body care products | First Crop | January 2, 2020 | June 23, 2020 | USA |

**Governmental/Regulatory Approval and Compliance**

The Company is dependent on the following regulatory approvals:

| Line of Business | Government Agency | Type of Approval | Application Date | Grant Date |
|---|---|---|---|---|
| Manufactured Food License | Colorado Department of Public Health | License | January 12, 2021 | January 12, 2021 |

| | and Environment | | | |
|---|---|---|---|---|

We are subject to extensive federal, state, and local laws and regulations. Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 1340 Canyon Road, Santa Fe, NM 87501.

The Company conducts business across the U.S.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.


**USE OF PROCEEDS**

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 5.00% | $2,500 | 5.00% | $53,500 |
| Campaign marketing expenses or related reimbursement | 2.00% | $1,000 | 0.14% | $1,500 |
| General Marketing | 30.00% | $15,000 | 32.24% | $345,000 |
| Research and Development | 3.00% | $1,500 | 0.93% | $10,000 |
| Manufacturing | 40.00% | $20,000 | 39.72% | $425,000 |
| General and Administrative Expenses | 20.00% | $10,000 | 21.96% | $235,000 |
| **Total** | **100.00%** | **$50,000** | **100.00%** | **$1,070,000** |

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering. The Intermediary will also receive a number of Series A Preferred Shares of the Company that is equal to two percent (2%) of the total number of Series A Preferred Shares sold by the Company in the Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds at its discretion based on general economic conditions or a change in business needs.


**DIRECTORS, OFFICERS AND EMPLOYEES**

**Directors & Officers**
The directors, officers, or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

David Weir

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
*President and Chief Executive Officer:* March 2019 to present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
David Weir is a Co-Founder, President, and the most senior executive officer for First Crop. He is responsible for the Company's administrative affairs, which include the duties of executive, operational and marketing officers. He holds a bachelor's degree in Government and Legal Studies from Bowdoin College.

Other experience includes:

*Managing Member*, Canyon Hill Advisors; September 2017 to Present
- Handles executive board functions and directs the Company's administrative affairs.

---

***Name***
Stefan Craine

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
*Chief Financial and Strategy Officer:* May 2019 to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
Stefan Craine is the Chief Financial Officer for First Crop. He is responsible for the Company's financial affairs, which include financial planning and analysis and keeping records of all transactions. He holds a Bachelor of Business Administration from St. Bonaventure University and a Master of Business Administration from the University of Colorado.

Chief Financial Officer: Pinto Barn, Inc., owner, and operator of "Don't Go Nuts" branded food products; October 2013 to March 2019

---

***Name***
Jane Pinto

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
*Vice President:* March 2019 to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
Jane Pinto is a Co-Founder and Vice President officer for First Crop. She is responsible for the Company's vision and direction. She holds a bachelor's degree in Fashion and Business Merchandising from the University of Massachusetts, Amherst.

Other experience includes:

*Founder, President and Chief Executive Officer:* Pinto Barn, Inc., owner, and operator of "Don't Go Nuts" branded food products; January 2011 to December 2018
- Handled the Company's executive affairs and day-to-day operations.

---

***Name***
David Armstrong

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
*Secretary and Treasurer:* March 2019 to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
David Armstrong is a Co-Founder and VP of Operations for First Crop. He is appointed as the Company's Secretary and Treasurer and is responsible for the Company's day-to-day operations. He holds a bachelor's degree in Chemical Engineering from the Ohio State University and an MBA from the Indiana University Kelley School of Business.

Other experience includes:

*Independent Consultant:* June 2018 to March 2019
*Chief Operating Officer:* Pinto Barn, Inc., owner, and operator of "Don't Go Nuts" branded food products; January 2012 to June 2018

---

***Name***
John Fullerton

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
*Director:* April 2019 to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

*Founder and President:* Capital Institute; September 2009 to Present
*Owner:* Level 3 Capital Advisors, LLC; January 2004 to Present
*Managing Director:* JP Morgan & Co.; 1982 to 2001

---

***Name***
Jim Grote

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
*Director:* April 2019 to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
*Founder and Owner:* Donatos Pizza; January 1963 to Present
*Founder, Owner and Chairman:* JE Grote Company, LLC

---

***Name***
Lee Rand

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
*Director:* March 2020 to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
*Partner:* Sun Mountain Capital; January 2009 to Present

---

### *Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

### Employees

The Company currently has seven employees in New Mexico, Colorado, New York, and Tennessee.

The Company does not have employment/labor agreements in place with any of its employees.

### CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Common Stock |
| --- | --- |
| Amount outstanding | 6,188,889 |
| Amount authorized | 20,000,000 |
| Voting Rights | One vote per share |
| Anti-Dilution Rights | N/A |
| How this Security may limit, dilute, or qualify the Notes/Bonds issued pursuant to Regulation CF | N/A |
| Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities). | 46.0% |

| Type of security | Series A Preferred Stock |
| --- | --- |
| Amount outstanding | 5,712,588 |
| Amount Authorized | 8,000,000 |
| Voting Rights | One vote per share |
| Anti-Dilution Rights | The Series A Preferred Stock has customary anti-dilution protections afforded (calculated on a weighted-average basis) in the event that the Company issues equity securities or debt securities convertible into equity securities, and to allow for stock split and the like in the future. |
| How this Security may limit, dilute, or qualify the Securities issued pursuant to Regulation CF | N/A |
| Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities). | 42.5% |

*In accordance with the provisions set forth in the convertible notes issued in 2019, the cumulative outstanding principal amount and unpaid accrued interest of the notes was converted to 3,612,588 shares of preferred stock at $0.80 per share in February 2020.*

| Type of security | Equity Incentive Stock Options |
| --- | --- |
| **Amount outstanding** | 1,100,000 |
| **Amount authorized** | 2,200,000 |
| **Voting Rights** | none |
| **Anti-Dilution Rights** | none |
| **How this Security may limit, dilute, or qualify the Securities issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 8.5% |

| Type of security | Stock Appreciation Rights (SARs) |
| --- | --- |
| **Amount outstanding** | 442,847 |
| **Amount authorized** | 2,200,000 |
| **Voting Rights** | none |
| **Anti-Dilution Rights** | none |
| **How this Security may limit, dilute, or qualify the Securities issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 3.3% |

The Company has the following debt outstanding:

| Type of debt | Equipment Lease |
|---|---|
| Name of creditor | Utica Leaseco, LLC |
| Amount outstanding | $638,715.84 |
| Interest rate and payment schedule | Monthly payment of $18,786 until December 10, 2023 |
| Amortization schedule | Monthly payment of $18,786 until December 10, 2023 |
| Describe any collateral or security | Cool Clean botanical extraction system and related equipment. |
| Maturity date | December 10, 2023 |
| Other material terms | None |

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | 6,188,889 | $618.00 | General corporate purposes | March 2019 | Rule 504 |
| Preferred Stock | 2,100,000 | $2,100,000.00 | General corporate purposes | February 2020 | Rule 506(b) |
| Convertible Notes | 16 | $2,760,000.00 | General corporate purposes | May 2019 | Rule 506(b) |

**Valuation**

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $13,444,325.00.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

**Ownership**

The Company is broadly held by nineteen shareholders, none of which is a beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Following the Offering, the Purchasers will own 0.5% of the Company if the Minimum Amount is raised and 8.5% if the Maximum Amount is raised.

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Recent Tax Return Information (2019)**

| Total Income | Taxable Income | Total Tax |
|---|---|---|
| -$11,277.00 | -$1,481,468.00 | $0.00 |

**Operations**

The Company completed the first closing of its sale of Series A Preferred Stock in February 2020. Since that time, it has introduced 24 new products into the market during the second half of 2020 and generated $331,362 of revenue. Although the Company believes it has adequate liquidity to reach breakeven without raising additional capital, management believes that securing additional financing will enable it to leverage the unique platform and products the Company has developed to accelerate growth and capture market share in 2021.

The Company intends to achieve and improve profitability during the next 12 months by aggressively growing sales through expansion of its multi-channel sales initiatives, leveraging the significant investments in products and production capacity is has made to date and carefully managing it operating expenses.

**Liquidity and Capital Resources**

The Offering proceeds are important to our operations and will enable us to accelerate our growth rate. The COVID-19 pandemic has caused significant disruption in the industry and created a unique opportunity for the Company to accelerate its growth and become a leader in the marketplace for CBD products. While not dependent on the Offering proceeds, the influx of capital will enable us to invest more heavily in sales and marketing and the people and infrastructure necessary to support large national, regional, and international retailing customers.

On February 26, 2021, the Company had $183,342 in cash on hand, which will be augmented by the Offering proceeds and used to execute its business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the foreseeable future.

**Material Changes and Other Information**

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## THE OFFERING AND THE SECURITIES

**The Offering**

The Company is offering up to 1,107,500 shares of Series A Preferred Stock, for a total purchase price of up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 13, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. If the Company has received the Minimum Amount by the Offering Deadline, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated among Purchaser's at the Company's discretion.

The price of the Securities is based on the price paid by investors in the Company's February 2020 sale of shares of Series A Preferred Stock. It does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from

Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

### Commission/Fees

The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of Closing.

### Stock, Warrants and Other Compensation

The Intermediary will receive a number of shares of Series A Preferred Stock of the Company that is equal to two percent (2%) of the total number of shares of Series A Preferred Stock sold by the Company in the Offering.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

**The Securities**

We request that you please review our organizational documents in conjunction with the following summary information.

**Authorized Capitalization**

See "CAPITALIZATION AND OWNERSHIP" above.

Immediately after the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 20,000,000 shares of common stock, par value $0.0001 per share, of which 6,188,889 common shares will be issued and outstanding, and (ii) 8,000,000 shares of preferred stock, par value $0.0001 per share, of which 5,775,088 preferred shares will be issued and outstanding.

*Conversion*

The Securities are convertible into shares of common stock. The conversion rate is one for one. The Company currently does have enough common stock authorized to issue upon conversion.

The Securities have a liquidation preference of 1x.

The Securities are not callable by the Company.

**Voting and Control**

The Securities have the following voting rights: Each share of Series A Preferred Stock will have the right to a number of votes equal to the number of shares of common stock issuable upon conversion of each such share of Series A Preferred Stock.

Purchasers will grant a proxy to vote their Securities to the Intermediary or its affiliate.

The present holders of Series A Preferred Stock have entered into an Investor Rights Agreement with the Company, which provides certain rights and restrictions applicable to such holders. Similar terms are provided in the Subscription Agreement with respect to the Series A Preferred Stock available for purchase in this Offering.

**Anti-Dilution Rights**

The conversion price and dividends shall be proportionately adjusted for stock splits, stock dividends, combinations, re-capitalizations, etc.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Other Material Terms**

The Company does not have the right to repurchase shares of the Series A of Preferred Stock.

**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

*Loans*

| | |
|---|---|
| **Related Person/Entity** | Jim Grote |
| **Relationship to the Company** | Director |
| **Total amount of money involved** | $1,052,603 |
| **Benefits or compensation received by related person** | Convertible note |
| **Benefits or compensation received by Company** | Investment proceeds |
| **Description of the transaction** | Convertible note investment. In February 2020, the outstanding principal and unpaid accrued interest of the note converted to 1,315,753 shares of preferred stock of the Company. |

| | |
|---|---|
| **Related Person/Entity** | John Fullerton |
| **Relationship to the Company** | Director |
| **Total amount of money involved** | $50,805 |
| **Benefits or compensation received by related person** | Convertible note |
| **Benefits or compensation received by Company** | Investment proceeds |
| **Description of the transaction** | Convertible note investment. In February 2020, the outstanding principal and unpaid accrued interest of the note converted to 63,507 shares of preferred stock of the Company. |

| | |
|---|---|
| **Related Person/Entity** | David Weir |
| **Relationship to the Company** | CEO and Director |
| **Total amount of money involved** | $93,344 |
| **Benefits or compensation received by related person** | Convertible note |
| **Benefits or compensation received by Company** | Investment proceeds |
| **Description of the transaction** | Convertible note investment. In February 2020, the outstanding principal and unpaid accrued interest of the note converted to 116,680 shares of preferred stock of the Company. |

*Securities*

| | |
|---|---|
| **Related Person/Entity** | Jim Grote |
| **Relationship to the Company** | Director |
| **Total amount of money involved** | $450,281.00 |
| **Benefits or compensation received by related person** | Series A Preferred Stock |
| **Benefits or compensation received by Company** | Investment proceeds |
| **Description of the transaction** | Series A investment |

| | |
|---|---|
| **Related Person/Entity** | John Fullerton |
| **Relationship to the Company** | Director |
| **Total amount of money involved** | $18,762.00 |
| **Benefits or compensation received by related person** | Series A Preferred Stock |
| **Benefits or compensation received by Company** | Investment proceeds |
| **Description of the transaction** | Series A investment |

| Related Person/Entity | David Weir |
|---|---|
| **Relationship to the Company** | CEO and Director |
| **Total amount of money involved** | $33,771.00 |
| **Benefits or compensation received by related person** | Series A Preferred Stock |
| **Benefits or compensation received by Company** | Investment proceeds |
| **Description of the transaction** | Series A Investment |

| Related Person/Entity | Lee Rand/ Sun Mountain Capital |
|---|---|
| **Relationship to the Company** | Director |
| **Total amount of money involved** | $1,000,000.00 |
| **Benefits or compensation received by related person** | Series A Preferred Stock |
| **Benefits or compensation received by Company** | Investment proceeds |
| **Description of the transaction** | Series A Investment |

*Other Transactions*

| Related Person/Entity | Lee Rand/Sun Mountain Capital |
|---|---|
| **Relationship to the Company** | Director |
| **Total amount of money involved** | $0.00 |
| **Benefits or compensation received by related person** | 250,000 options on common stock |
| **Benefits or compensation received by Company** | Advisory services |
| **Description of the transaction** | Advisory agreement |

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

## OTHER INFORMATION

### Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ David Weir
(Signature)

David Weir
(Name)

President & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Weir
(Signature)

David Weir
(Name)

President & CEO
(Title)

April 23, 2021
(Date)

/s/ Jane Pinto
(Signature)

Jane Pinto
(Name)

Vice President and Director
(Title)

April 23, 2021
(Date)

/s/ Stefan Craine
_____
(Signature)

Stefan Craine
_____
(Name)

Chief Financial and Strategy Officer
_____
(Title)

April 23, 2021
_____
(Date)


/s/ David Armstrong
_____
(Signature)

David Armstrong
_____
(Name)

Director
_____
(Title)

April 23, 2021
_____
(Date)


I, David Weir, being the President and Chief Executive Officer of First Crop Incorporated, a Delaware public benefit corporation, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ David Weir
_____
(Signature)

David Weir
_____
(Name)

President & CEO
_____
(Title)

April 23, 2021
_____
(Date)

**EXHIBITS**

Exhibit A      Financial Statements
Exhibit B      Company Summary
Exhibit C      Series A Preferred Stock Offering Term Sheets, Proxy Statement, and Investor Rights Agreement
Exhibit D      Subscription Agreements
Exhibit E      Investor Deck
Exhibit F      Video Transcript

# EXHIBIT A
*Financial Statements*

# FIRST CROP INC.

*(a Delaware corporation)*

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and

The inception period of March 18, 2019 through December 31, 2019



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

February 16, 2021

To:     Board of Directors
        FIRST CROP INC.

Re:     2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of FIRST CROP INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2020 and 2019, and the related statements of income, shareholders' equity/deficit and cash flows for the calendar year period ended December 31, 2020 and the inception period of March 18, 2019 through December 31, 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, without additional financing there is substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

**FIRST CROP INC.**
**BALANCE SHEETS**
**As of December 31, 2020 and 2019**
**(Unaudited)**

| **ASSETS** | **2020** | **2019** |
|---|---|---|
| Current Assets | | |
| Cash and cash equivalents | $ 323,401 | $ 199,692 |
| Inventory | 1,282,224 | 698,289 |
| Accounts receivable, net | 10,877 | -- |
| Other current assets | 88,075 | 76,108 |
| Total current assets | 1,704,577 | 974,088 |
| | | |
| Fixed assets, net of accumulated depreciation | 848,867 | 909,608 |
| Intangible assets, net of accumulated amortization | 14,666 | 15,766 |
| Deposits | 19,242 | 26,148 |
| | | |
| Total Assets | $ 2,587,352 | $ 1,925,609 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current Liabilities | | |
| Accounts payable | $ 55,092 | $ 4,108 |
| Other accrued liabilities | 9,462 | -- |
| Total Current Liabilities | 394,908 | 4,108 |
| | | |
| Long-term note | 551,127 | 647,459 |
| Convertible note | -- | 2,710,000 |
| Accrued interest | -- | 112,433 |
| | | |
| Total Liabilities | 615,681 | 3,474,000 |
| | | |
| SHAREHOLDERS' EQUITY | | |
| | | |
| Common stock (20,000,000 shares of $0.0001 par value authorized, 6,188,889 and 6,188,889 shares outstanding as of December 31, 2020 and 2019, respectively) | 619 | 619 |
| Preferred stock (8,000,000 shares of $0.0001 par value authorized, 5,712,588 and 0 shares outstanding as of December 31, 2020 and 2019, respectively) | 571 | -- |
| Additional paid-in capital | 4,992,280 | 161 |
| Retained deficit | (3,021,799) | (1,549,170) |
| Total Shareholders' Equity | 1,971,670 | (1,548,390) |
| | | |
| Total Liabilities and Shareholders' Equity | $ 2,587,352 | $ 1,925,609 |

**See Accountant's Review Report and Notes to the Financial Statements**

**FIRST CROP INC.**
**STATEMENT OF OPERATIONS**
**For calendar years ended December 31, 2020 and**
**The inception period of March 18, 2019 through December 31, 2019**
**(Unaudited)**

|  | 2020 | 2019 |
|---|---|---|
| Revenues, net | $ 331,362 | $ -- |
| Less: cost of goods sold | 341,320 | -- |
| Gross profit | (9,958) | -- |
|  |  |  |
| Operating expenses |  |  |
| General and administrative | 984,556 | 1,004,784 |
| Research and development | 24,617 | 17,272 |
| Marketing and advertising | 652,391 | 419,050 |
| Total operating expenses | 1,661,564 | 1,441,106 |
|  |  |  |
| Net Operating Income (Loss) | (1,671,522) | (1,441,106) |
|  |  |  |
| Depreciation and amortization (expense) | (96,007) | (733) |
| Interest income (expense) | -- | (107,331) |
| Other income (expense), net | 294,900 | -- |
|  |  |  |
| Income tax (provision) benefit | – | – |
|  |  |  |
| Net Income (Loss) | $ (1,472,629) | $ (1,549,170) |

**FIRST CROP INC.**
**STATEMENT OF MEMBERS' EQUITY (DEFICIT)**
**For calendar years ended December 31, 2020 and**
**The inception period of March 18, 2019 through December 31, 2019**
(Unaudited)

| | Common Stock | | Preferred Stock | | Additional Paid-In Capital | Retained Deficit | Total Members' Equity (Deficit) |
|---|---|---|---|---|---|---|---|
| | # Shares | $ | # Shares | $ | | | |
| **Balance as of March 18, 2019 (inception)** | 0 | $ 0 | 0 | $ 0 | $ 0 | $ 0 | $ 0 |
| Founder share issuance | 6,188,889 | 619 | | | 161 | | 780 |
| Net loss | | | | | | (1,549,170) | (1,549,170) |
| **Balance as of December 31, 2019** | **6,188,889** | **$ 619** | | | **$ 161** | **$ (1,549,170)** | **$ (1,548,390)** |
| Conversion of convertible notes into preferred stock | | | 3,612,588 | 361 | 2,892,329 | | 2,892,690 |
| Issuance of Series A preferred stock | | | 2,100,000 | 210 | 2,099,790 | | 2,099,790 |
| Net loss | | | | | | (1,472,629) | (1,472,629) |
| **Balance as of December 31, 2020** | **6,188,889** | **$ 619** | **5,712,588** | **$ 571** | **$ 4,992,280** | **$ (3,021,799)** | **$ 1,971,670** |

**See Accountant's Review Report and Notes to the Financial Statements**

**FIRST CROP INC.**
**STATEMENT OF CASH FLOWS**
**For calendar years ended December 31, 2020 and**
**The inception period of March 18, 2019 through December 31, 2019**
**(Unaudited)**

|  | 2020 | 2019 |
|---|---|---|
| **Operating Activities** | | |
| Net Income (Loss) | $ (1,472,629) | $ (1,549,170) |
| Adjustments to reconcile net income (loss) | | |
| to net cash provided by operations: | | |
| Add: Depreciation and amortization | 96,007 | 733 |
| Changes in operating asset and liabilities: | | |
| Decrease (Increase) in inventory | (583,935) | (698,289) |
| Decrease (Increase) in accounts receivable | (10,877) | -- |
| Decrease (Increase) in other current assets | (11,967) | (76,108) |
| Increase (Decrease) in accounts payable | 50,984 | 4,108 |
| Increase (Decrease) in other accrued liabilities | 9,462 | -- |
| Increase (Decrease) in accrued interest | -- | 112,433 |
| | | |
| Net cash provided by (used in) operating activities | (1,922,955) | (2,206,293) |
| | | |
| **Investing Activities** | | |
| Purchases of long-lived assets net of any proceeds from disposals | (34,167) | (926,075) |
| Cash refunded (spent) on deposits | 6,906 | (26,148) |
| | | |
| Net cash used in investing activities | (27,261) | (952,255) |
| | | |
| **Financing Activities** | | |
| Net proceeds (repayment) of long-term loan | (26,075) | 647,460 |
| Common and preferred share issuance proceeds | 2,100,000 | 780 |
| Issuance of convertible notes | -- | 2,710,000 |
| | | |
| Net cash provided by financing activities | 2,073,925 | 3,358,240 |
| | | |
| Net change in cash and cash equivalents | 123,709 | 199,692 |
| Cash and cash equivalents at beginning of period | 199,692 | 0 |
| Cash and cash equivalents at end of period | $ 323,401 | $ 199,692 |

**See Accountant's Review Report and Notes to the Financial Statements**

**FIRST CROP INC.**
**NOTES TO FINANCIAL STATEMENTS**
**For calendar years ended December 31, 2020 and**
**The inception period of March 18, 2019 through December 31, 2019**
**(UNAUDITED)**

## NOTE 1 – NATURE OF OPERATIONS

FIRST CROP INC. (the "Company"), was organized as public benefit corporation under the laws of Delaware on March 18, 2019. The Company partners with agriculturists in the development and sale of cannabidiol and hemp products within the United States.

Since Inception, the Company has limited commercial operations history.  As of December 31, 2020, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital.  These matters raise substantial concern about the Company's ability to continue as a going concern.  During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and other revenue generating efforts, if they can be realized.  If the Company cannot secure additional short-term capital, the Company may cease operations.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
These unaudited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, these unaudited financial statements include all adjustments (consisting of normal and recurring accruals) considered necessary to present fairly the Company's financial position as of December 31, 2020 and 2019. The Company has no items of other comprehensive income (loss); therefore, net income (loss) is equal to comprehensive income (loss).

*Use of Estimates*
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Risks and Uncertainties*
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Concentration of Credit and Customer Risk*
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short term investments and accounts receivable.  Cash and cash equivalents are deposited in demand with two financial institution in the United States.  Cash and cash equivalents deposited at time may be in excess of the federally insured limits.  Management believes that the Company's investments in

cash and cash equivalents have minimal risk.  The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company does not require collateral from its customers.  Revenue from its many customers are not concentrated with any one customer.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $323,401 and $199,692 of cash on hand, respectively.

*Accounts Receivable*
Some customers of the Company pay at the time of ordering or purchasing but others are afforded credit for their purchases.  When the Company sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

*Inventory*
Inventories are stated at the lower of cost (weighted average method) or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. If actual future demand or market conditions are less favorable than those projected by management, inventory write-downs may be required. As of December 31, 2020, there is no provision for obsolete inventory.

*Fixed Assets*
Fixed assets, such as processing equipment, computer equipment and capitalized software, are stated at cost.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally between three and five years, or the lease term of the respective assets whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments with a life expectancy greater than a year and costing at least $1,500 are capitalized.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

*Fair Value Measurements*
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

**See Accountant's Review Report**

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

*Revenue Recognition*

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale and delivery of its products to customers and records revenue at the time of delivery less an estimate of refunds, if any.

*Advertising*

The Company expenses advertising costs as they are incurred.

*Income Taxes*

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a corporation for federal and state income tax purposes. Accordingly, the Company has to account for and accrue its own income tax liability. As the Company has incurred primarily losses since inception, no material provision for income taxes exists as of the balance sheet dates.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2019, the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

**See Accountant's Review Report**

*Recent Accounting Pronouncements*
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Update 2016-02, Leases ("Topic 842"). This guidance requires the recognition of liabilities for lease obligations and corresponding right-of-use assets on the balance sheet and disclosure of key information about leasing arrangements. This guidance is effective for fiscal years of private companies beginning after December 15, 2021, and interim reporting periods within fiscal years beginning after December 15, 2022 using a modified retrospective adoption method. Early adoption is permitted. The Company expects to adopt this guidance beginning with its first quarter of fiscal year 2022. We expect adoption of Topic 842 will result in a significant increase in the assets and liabilities on our balance sheets.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## NOTE 3 – FIXED AND INTANGIBLE ASSETS

The balances of long-lived assets and estimated useful lives held by the Company as of December 31 consists of a capital equipment, warehouse equipment, leasehold improvements and other intangible assets:

|  | 2020 | 2019 |
|---|---|---|
| Beginning balance, net | $ 925,374 | $ 0 |
| Add: asset additions | 34,167 | 926,075 |
| Less: depreciation and amortization expense | (96,007) | (733) |
| **Ending balance of long-lived assets, net** | **$ 863,533** | **$ 925,374** |

## NOTE 4 – INCOME TAX PROVISION

The Company will be treated as a corporation for US and state income tax purposes. The deadline for filing a 2020 tax return has not yet been reached for the Company but the Company has filed in accordance with all of its 2019 filing obligations.  Once filed, the tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.


## NOTE 5 – COMMITMENTS AND CONTINGENCIES

*Contingencies*
The Company is not currently involved with and does not know of any pending or threatening litigation.


## NOTE 6 –DEBT

*Long-Term Loan*
In 2019, the Company has a long-term capital lease with Utica Leaseco LLC for the acquisition of equipment essential to the business of the Company.  The initial balance of the capital leases totaled $675,000.  The Company is obliged to make payments totaling loan $217,839 in 2021, $250,874 in 2022 and $250,874 in 2023 when the leases expire.

Because they are capital leases, the Company has recorded the assets and associated depreciation as well as the interest expense and amortization of the liability in each period.

Convertible Notes
In 2019, the Company issued approximately $2.8mm of convertible notes.  The principal and accrued but unpaid interest on those notes converted to preferred shares in 2020 at a 20 percent discount to the shares issued in the Series A preferred stock issuance.  No additional balances of convertible notes remain outstanding as of December 31, 2020.

*PPP Loan*
In 2020 the Company procured a $284,900 in a loan payable with from the US Small Business Administration under the Paycheck Protection Program ("PPP") as authorized by the CARES Act of 2020. This loan provides for forgiveness if certain payroll thresholds are met.  The Company has received confirmation from the Small Business Administration that this loan has been forgiven and has thusly recorded the PPP loan proceeds as Other Income in 2020.

The Company also received a grant of $10,000 under the Economic Injury Disaster Loan program also provided for under the CARES Act of 2020.  This grant has also been recorded as Other Income in 2020.


## NOTE 7 – RELATED PARTY TRANSACTIONS

The Company compensates management, including its founders, according to their stated compensation plan.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

**NOTE 8 – SUBSEQUENT EVENTS**

*Anticipated Crowdfunded Offering*
The Company plans to offer up to $1,070,000.00 worth of Series A shares of Preferred Stock in a fund raising campaign intended to be exempt from registration under Regulation CF.  The securities offering is anticipated to be listed with Microventures, a FINRA approved crowdfunding portal.

*Management's Evaluation*
Management has evaluated subsequent events through February 16, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT B**
*Company Summary*



**MicroVentures**



**SEEDING INSPIRATION. HARVESTING HOPE.**

**Company:** First Crop

**Market:** CBD Health and Wellness

**Product:** CBD-infused health and wellness products

## Company Highlights

- Monthly net revenue grew 508% between September and February as product launches were executed in late 2020 and early 2021
- Brought 24 new products to market in Q3 and Q4 2020
- Received USDA Organic and Leaping Bunny Cruelty-Free certifications
- Company has multiple revenue sources, including retail and wholesale sales and hemp processing fees

### EXECUTIVE SNAPSHOT

First Crop is a CBD consumer health and wellness company that develops, manufactures, and sells its branded wholesale and retail CBD-based products directly to consumers online and through brick-and-mortar retail stores throughout the U.S. The company also offers hemp processing and CBD oil extraction services for a fee and sells other hemp-based raw materials to wholesale customers. As part of its mission focused on revitalizing rural communities, First Crop partners with small farms with the goal of creating positive social, economic and environmental change while producing the best possible products. The company recently brought 24 new products to market during Q3 and Q4 2020 and intends to continue expand its product offerings to include additional skin and body care and edible products.





*You are investing in Preferred Shares in this Offering. Perks are meant to be a thank you from the company for investing.* The perks below, subject to [Regulation CF investment limits](#), are not inclusive of lower dollar amount perks, except where otherwise noted.

Early Bird Perks

Investors that purchase the first 187,500 Series A Preferred Shares, and thereby fund the first $150,000, will receive Shares with a 20% discount to the $1.00 price per share paid for Preferred Shares put forth in this Offering based upon a pre-money valuation of $13,444,325. That means, the purchase price for Early Bird Investors will equal the quotient obtained by multiplying 0.80 by the listed $1.00 price per share for total discounted price per share equal to $0.80.

Tier 1- $250+ **Friends of First Crop**
Join the team of First Crop supporters and receive a First Crop hemp fabric tee shirt with its mission statement "Healing People and Planet, One Seed, One Soul, One Regenerative Act at a Time."

Tier 2- $500+ **Supporter of Sustainability**
All of the perks of Tier 1 PLUS a $100 First Crop gift card.

Tier 3- $1,000+ **One Regenerative Act**
All of the perks of Tier 2 PLUS a $250 First Crop gift card.

Tier 4- $2,500+ **Six Months of Wellness and Savings**
All of the perks of Tier 3 PLUS receive our daily wellness bundle delivered to your home each month for six months. Package provides everything you need to initiate a daily wellness practice including our Calm and Relief tinctures and Sleep capsules.

Tier 5- $5,000+ **A Full Year of Wellness and Savings**
All of the perks of Tier 4 PLUS receive a skin and body care products bundle, including CALM Balancing and SLEEP Renewal facial serums and RELIEF therapeutic balm.

Tier 6- $10,000+ **Join First Crop's Product Development Advisory Team**
All of the perks of Tier 5 PLUS join an exclusive group of VIP Product Development Insiders for a year. VIP Product Insiders will enjoy behind-the-scenes insight into First Crop's product development plans. Join a quarterly Zoom call with our very own Co-Founder & CEO, Dave Weir, and our VP of Products Erica Armstrong to get the inside scoop on industry trends and product innovation, receive the opportunity to test and provide feedback on new First Crop products before release and enjoy first access to new products.

Tier 7- $20,000+ **Hemp and Regenerative Capitalism- An Immersion Experience**
All of the perks of Tier 6 PLUS you and a friend will experience the magic of New Mexico while immersing yourself in a truly unique learning experience. The weekend includes a



tour of one of our hemp farms, the opportunity to meet several of our farmer partners, and an insider's behind-the-scenes look into First Crop's business and the regenerative principles that make it unique. Cap your weekend with a dinner hosted by First Crop's Co-Founders and participate in a discussion of Regenerative Capitalism led by John Fullerton, the Founder of the Capital Institute and First Crop Board member. All meals and two nights of lodging are provided. *Limited to the first 10 investors at this level.*

COMPANY SUMMARY

## Opportunity

The consumer wellness industry is expected to expand rapidly between 2019 and 2024, with forecasted growth of almost $1.3 trillion.[i] Consumers are increasingly incorporating wellness products into their lives in unique, intentional ways as more of consumers' behavior is being driven by the pursuit of activities that promote physical and mental well-being.[ii] Cannabis and CBD products are one such market segment that many industry experts are pointing to as having the potential to be widely adopted by wellness-focused consumers.[iii]

In 2018, the U.S. Farm Bill removed hemp (from which cannabidiol [CBD] is derived) from the definition of "marijuana" in the Controlled Substances Act, facilitating legal cultivation of hemp as an agricultural product.[iv] According to a 2018 article in the Harvard Health Blog, CBD is commonly used to address various health issues, including anxiety, insomnia, and chronic pain.[v] Due to increased consumer interest, companies began bringing CBD-based products, such as CBD tinctures and capsules, to market to meet growing demand.[vi] Another benefit of growing hemp is that it regenerates the soil and pulls carbon out of the air, which could help moderate the climate crisis.[vii]

 

First Crop is a vertically integrated CBD health and wellness company that controls every aspect of its products from "seed to shelf." The company partners with farmers to grow USDA Certified Organic hemp from which it then extracts CBD oil to use in its CBD health and wellness products. First Crop provides cultivation expertise and supports its farmers, who also receive a 5% share of the company's profits. It assists farmers with site selection, does soil and water testing, and provides farmers with seeds at a subsidized cost while advising farmers on planting, growing, harvesting, drying and storing of the crop. The company also helps teach regenerative farming practices to ensure quality and optimize crop yields while regenerating the soil. First Crop aims to offer



unparalleled quality control, transparency, and traceability of its products and ingredients. When combined with rigorous third-party testing, USDA Organic and Leaping Bunny Cruelty-Free certifications, the company believes it offers all-natural CBD products that consumers can trust.

## Product

### *Branded consumer products*

The company provides its own branded health and wellness line of CBD products such as tinctures, capsules, balms, facial serums, and sprays. All of First Crop's products use the company's own USDA certified-organic, full-spectrum hemp-derived CBD oil and can be used as a daily supplement to potentially reduce anxiety, promote sleep, and soothe everyday aches, pains, and other maladies*. The company's health and wellness products are curated to offer support for specific needs and desired outcomes and come in various categories such as Calm, Relief, Sleep, Protect, and more.







first crop
calm.
peace + clarity
full-spectrum
HEMP EXTRACT
+ adaptogenic botanicals
750mg
TINCTURE
spearmint + sweet basil

first crop
relief.
soothe + revive
full-spectrum
HEMP EXTRACT
+ adaptogenic botanicals
750mg
TINCTURE
lemongrass + ginger

first crop
sleep.
rest + restore
full-spectrum
HEMP EXTRACT
+ adaptogenic botanicals
750mg
TINCTURE
cardamom + vanilla

first crop
protect
pure.
calm.
relief.
sleep.

first crop
protect
pure.
calm.
relief.
sleep.
GEL CAPS

**These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.*

First Crop's line of skin and body care products use its USDA Certified Organic full-spectrum hemp extract blended with active botanicals to fortify and refresh skin for the day. Its facial serums are formulated by the company's board-certified dermatologist and are designed to provide a powerful and luxurious daily treatment to nourish and protect skin and reduce the appearance of redness and damage caused by oxidative stress and pollution.


The company has also introduced a line of four-layer washable masks made from hemp cloth. These masks combine the antimicrobial properties and resilience of hemp fiber with a non-woven filtration barrier to provide protection, comfort, and breathability. Masks are available in four different sizes and colors: black, olive, smoke, and white.





*Hemp Processing Services*



The company provides CBD extraction processing services and uses a CO2 extraction process that does not require solvents. Its CO2 extraction process uses highly pressurized carbon dioxide to extract important usable parts of the hemp plant, such as terpenes, some waxes and lipids, and cannabinoids like CBD. According to the company, unlike chemical-extraction techniques that use highly flammable chemical solvents and strip hemp of many of its natural beneficial compounds, CO2 extraction preserves valuable cannabinoids and terpenes and leaves behind virtually no chemical residue, chlorophyll, or non-functional materials.

*First Crop Community Foundation*

The First Crop Community Foundation is a tax-exempt private foundation dedicated to supporting First Crop's mission of revitalizing rural communities. First Crop has pledged to contribute 5% of its profit each year, focusing on initiatives at the interconnection between the health and wellness of community residents and the land they depend on. Specific areas of focus include:

- Reducing hunger and homelessness.
- Improving air, water, and soil quality.
- Increasing job opportunities.
- Catalyzing the transition to more sustainable and regenerative farming practices.

Use of Proceeds and Product Roadmap

First Crop intends to use the funds raised in this offering to further fund the company's growth plan.


Amount if Minimum ($50,000) is Raised
General & Administrative, $10,000
Intermediary Fees, $2,500
Campaign Marketing, $1,000
General Marketing, $15,000
R&D, $1,500
Manufacturing, $20,000


Amount if Maximum ($1,070,000) is Raised
General & Administrative, $235,000
Intermediary Fees, $53,500
Campaign Marketing, $1,500
General Marketing, $345,000
R&D, $10,000
Manufacturing, $425,000

If First Crop raises the minimum amount of $50,000, it plans to use the proceeds primarily for the following:

- Intermediary fees (5%)
- Campaign marketing (2%)
- General marketing (30%)
- Research and development (3%)
- Manufacturing (40%)
- General working capital (20%)

If First Crop raises the maximum amount of $1,070,000, it plans to use the proceeds primarily for the following:

- Intermediary fees (5%)
- Campaign marketing (0.1%)
- General marketing (32%)
- Research and development (1%)
- Equipment purchases (40%)
- General working capital (22%)

Business Model

The company offers products for sale online through its website, third-party websites such as Amazon, and brick-and-mortar retailers both directly and through national, regional, and independent brokers. Its CBD health and wellness products range in price from $49.99 to $59.99 for its CBD tinctures, $49.99 to $69.99 for its skin care and therapeutic balm products, and $99.99 for its capsules.

For wholesale products, the company offers refined full-spectrum CBD oil in bulk quantities. Interested parties can reach out to the company for information and pricing.

## USER TRACTION

First Crop's target customers include individual consumers, natural products retailers, mass merchandisers, grocery stores, membership club stores, drug stores, department stores, salons, distributors, e-commerce, and high-frequency stores. The company and its products are USDA Certified Organic by the National Organic Program and certified as Cruelty-Free by the Leaping Bunny Coalition for Consumer Information on Cosmetics.



MicroVentures





In 2020, First Crop launched its first retail products totaling 24 product SKUs. The company is actively performing research and develop for new products based on expected consumer demand and anticipates adding additional products to its product assortment by the end of this year.

**HISTORICAL FINANCIALS**



First Crop began generating revenue in 2020. Despite pandemic-related retail closures, a staggered new product launch schedule, and only six months of product sales, the company generated $331,362 in total revenue for 2020. Monthly gross product sales revenue increased by 200% from August 2020 to January 2021. Daily average online sales increased by 200% over the same period, and average order value increased by 3.2% to $84.44. Thus far in 2021, the company has generated $88,109 in revenue for January and February combined.





Overall expenditures and cost of goods sold totaled $2 million and $1.5 million for 2020 and 2019, respectively. Expenses rose in Q1 and Q2 2019 and peaked in Q3 2019 as the company prepared for its product launch in 2020. Expenses stabilized in 2020 as the company successfully brought its products to market and ramped up production. As a percentage of revenue, expenses were down 44% and 78.5% quarter-over-quarter for Q4 and Q3 2020, respectively. Expenses and cost of goods sold in 2021 amount to $209,577 as of February 2021.



First Crop generated losses in 2019 and 2020 as it invested heavily in the property, plant and equipment required to establish its processing facility and the raw materials and finished goods inventory required to support its product launches initiated in 3Q and 4Q of 2020. However, monthly burn rate has declined from an average of $162,518 during 2020 to only $67,520 in February of 2021 as the company launched its retail products, increased sales revenue and significantly reduced operating expenses, As of February 2021, the company had $183,342 in



cash on hand. The company intends to fund its growth and continuing operations by raising capital and generating revenue to aid its expansion efforts across North America.

**INDUSTRY AND MARKET ANALYSIS**

*CBD and Hemp*

Market Data Forecast found that the global cannabidiol (CBD) market was valued at about $9.3 billion in 2020 and project it growing at a compound annual growth rate (CAGR) of 22.2% from 2020 to 2025.[viii]. As major retailers expand their offerings and private label development of CBD products, BDS Analytics predicts that most CBD product sales will soon occur in general retail stores rather than cannabis dispensaries, as is currently the case. Moving forward, BDS Analytics market insights indicate that the success of individual brands will be dependent on education and understanding, dosing, and consistent labeling. BDS Analytics notes that CBD may be in a unique position compared to other nutraceutical or supplement ingredients for two reasons: 1) as an active ingredient in cannabis, it has a storied history of health and wellness use, and anecdotal evidence of efficacy, and 2) it is one of the few natural remedies with a scientific basis for at least some of the claims being made about its curative powers.[ix]

In 2018, the U.S. Farm Bill designated hemp as an agricultural crop and made it legal to farm nationwide.[x] Increasing consumer interest in hemp and CBD is driving new market entrants to fill shelves with hemp-derived products to meet the growing demand in an evolving regulatory environment.[xi] Hemp and marijuana are derived from different varieties of the Cannabis sativa species. Marijuana is grown by selectively breeding for high concentrations of the psychoactive tetrahydrocannabinol (THC), whereas hemp is cultivated for high concentrations of cannabidiol (CBD). According to the Farm Bill, hemp is legal, provided that it contains no more than 0.3% THC.[xii] According to a 2018 article in the Harvard Health Blog , CBD is commonly used to address health issues such as anxiety, insomnia, and chronic pain. The author notes the strongest scientific evidence for CBD's treatment of health issues is its effectiveness in fighting childhood epilepsy syndromes such as Dravet Syndrome and Lennox-Gastaut syndrome (LGS).[xiii] In June 2018, the U.S. Food and Drug Administration approved Epidiolex, a therapeutic drug derived from the hemp/marijuana plant. This oral CBD solution is designed for the treatment of seizures associated with Lennox-Gastaut syndrome and Dravet syndrome in patients ages two and older.[xiv]

*Retail Technology*

Although the Farm Bill changed the federal government's position on hemp farming and CBD oils production, some individual states have not responded in kind, and the debate on the substance's legality is still murky. In testimony before Congress, former FDA commissioner Scott Gottlieb suggested that potent CBD products be regulated as a pharmaceutical product requiring FDA approval, while low-dose products continue to be allowed to stay on the shelves of CBD merchants.[xv] Currently, the FDA maintains that it is a prohibited act to introduce into interstate commerce any food to which CBD or THC has been added and that both CBD and THC are excluded from the definition of "dietary supplement" and cannot be marketed or sold as such.[xvi]

*Venture Capital Financings*

Highlights from venture capital financings in cannabis and hemp companies from 2010 to 2020 include: [xvii]

- Capital invested reached a 10-year high in 2019 with $3.41 billion invested during the year, a 110% increase from 2018.
- Deal counts also peaked in 2019, with 444 total deals.



- From 2010-2020, there was more than $7.87 billion invested in cannabis companies across 1,658 total deals.



Capital Invested and Deal Count In Cannabis/Hemp Companies, 2010-2020

Source: PitchBook Data, inc.

COMPETITORS



**Charlotte's Web:** Charlotte's Web is one of the early movers in the development of cannabis strains with high CBD and low THC levels. In 2012 the Stanley brothers developed a hemp strain which helped a young girl with a rare form of epilepsy, Dravet syndrome, reduce the frequency of her seizures and alleviate her symptoms. The girl's story was recognized internationally and brought to light the therapeutic potential of hemp and CBD. From there, in 2014, the brothers founded the company Charlotte's Web. The company provides CBD tinctures, oils, gummies, capsules, and pet products made with extracts from the original hemp strain on the web and other retail locations. Charlotte's Web grows its own hemp, and its end products are gluten-free, non-GMO, and vegan. All products are third-party tested for quality control.[xviii]



**CV Sciences, Inc. (OTCQB:CVSI):** Headquartered in San Diego, California, CV Sciences operates a consumer product division focused on plant-based CBD products, and a drug development division focused on developing novel therapeutics utilizing CBD. The company's PlusCBD Oil brand sells to vendor in markets including the nutraceutical, beauty care, and functional food sectors. The company claims its PlusCBD™ Oil was the first hemp CBD supplement brand to receive self-affirmed Generally Recognized as Safe (GRAS) status.[xix] CV Sciences is traded on the OTCQB and reported annual product sales of $24.4 million in 2020, a 55% decrease from $53.7 million in 2019.[xx]



**Direct CBD Online:** Founded in 2018, Direct CBD Online provides an online platform for consumers to purchase CBD products. The company's section includes CBD oils, edibles, creams, beverages, and more from 100+



brands.[xxi] The Charlotte-based company also provides educational content like a podcast, which brings on special guests to discuss topics within the CBD industry. Direct CBD Online also has a wholesale marketplace for businesses to access CBD brands and products. It also has an affiliate program, where individuals can earn a 10% commission rate on products they sell.[xxii]

 **GVB Biopharma:** GVB Biopharma is an Oregon-based company offering hemp services in cultivation, research, development, and marketing for suppliers, customers, and consumers. Primarily, the business offers two products: bulk ingredients for purchase and white-label services. GVB provides white-label products like tinctures, balms, creams, lotions, and other things for brands looking to leverage the company's raw materials. The company, which was founded in 2016, currently employs 150 individuals.[xxiii]


EXECUTIVE TEAM

 **David Weir, President and Chief Executive Officer:** David Weir is a co-founder, president, and First Crop's most senior executive officer. He is responsible for the company's administrative affairs, which include the duties of executive, operational, and marketing officers. He holds a bachelor's degree in Government and Legal Studies from Bowdoin College. Before First Crop, Weir was an award-winning start up CEO and a managing director of investment banking at J.P. Morgan for 18 years.

 **Stefan Craine, Chief Financial and Strategy Officer:** Stefan Craine is the senior financial officer for First Crop. He handles the company's financial affairs, which include financial planning and analysis and keeping records of all transactions. He holds a Bachelor of Business Administration from St. Bonaventure University and an MBA from the University of Colorado. Before First Crop, Craine was chief financial officer for "Don't Go Nuts" a branded food products company.

 **Jane Pinto, Vice President:** Jane Pinto is a co-founder and VP officer for First Crop. She is responsible for the company's founding vision brand development. She holds a bachelor's degree in Fashion and Business Merchandising from the University of Massachusetts, Amherst. Pinto's other experience includes being the founder, president, and Chief Executive Officer of "Don't Go Nuts" a branded food products company.





**David Armstrong, Secretary and Treasurer: March 2019 to Present:** David Armstrong is a co-founder and VP of Operations for First Crop. He is also appointed as the company's secretary and treasurer and is responsible for day-to-day operations. He holds a bachelor's degree in Chemical Engineering from the Ohio State University and an MBA from the Indiana University Kelley School of Business. Armstrong's prior experience includes Chief Operating Officer of "Don't Go Nuts" branded food products where he handled the company's day-to-day operations. Prior to that, Armstrong was Vice President – Commercial Development at Ashland Global.

## PAST FINANCING

Since inception, the company has raised ~$4.9 million in funding via a combination of equity and convertible debt. In February 2020, it offered its first tranche of Series A equity financing and raised $2.1 million from venture capital and angel investors. The company's shares were priced at $1.00 per share and the convertible note holders received shares with a 20% discount for a subsequent price per share of $0.80.

| Round | Date | Amount | Price Per Share | Discount Terms | Valuation |
|---|---|---|---|---|---|
| Series A | Feb-20 | $2.1M | $1.00 | - | $13.4M |
| Convertible Debt | May-19 | $2.8M | - | 20% | - |

## INVESTMENT TERMS

**Security Type**: Series A Preferred Stock
**Round Size: Min**: $50,000 **Max**: $1,070,000
**Price per Share**: $1.00 (or $0.80)
**Pre-Money Valuation**: $13,444,320 (or $10,755,456)
**Conversion Provisions**: Convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

## PRESS

**CBD Today:** Susan Love Foundation for Brest Cancer Research Partners with First Crop
**Hemp Grower:** The Santa Fe-based public benefit company continues to grow its focus on helping people and the planet with hemp.
**Albuquerque Journal:** Santa Fe company provides help for hemp farmers

## RISKS

Investment Risk

***An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment.*** There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their



entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

**Company Risk**

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,



- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

i https://www.businesswire.com/news/home/20200211005646/en/Global-Health-Wellness-Market-2020-2024-Increasing-Incidences

ii https://www.fastcompany.com/90247896/these-10-market-trends-turned-wellness-into-a-4-2-trillion-global-industry

iii https://born2invest.com/articles/cannabis-companies-130b-wellness-market/

iv https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

v https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476

vi https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

vii https://hemp-copenhagen.com/images/Hemp-cph-Carbon-sink.pdf

viii https://www.marketdataforecast.com/market-reports/CBD-oil-market

ix https://www.forbes.com/sites/irisdorbian/2019/05/20/cbd-market-could-reach-20-billion-by-2024-says-new-study/?sh=3fadf53e49d0

x https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

xi https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

xii http://fortune.com/2018/12/21/hemp-federal-farm-bill/

xiii https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476

xiv https://www.fda.gov/news-events/press-announcements/fda-approves-first-drug-comprised-active-ingredient-derived-marijuana-treat-rare-severe-forms

xv https://www.politico.com/story/2019/05/31/states-hemp-oil-market-1460113

xvi https://www.fda.gov/media/131878/download

xvii Pitchbook Data, Inc.; Downloaded on February 27, 2021

xviii https://www.healthline.com/health/charlottes-web-cbd#price-and-quality

xix https://ir.cvsciences.com/

xx https://ir.cvsciences.com/all-sec-filings/content/0001510964-21-000012/0001510964-21-000012.pdf

xxi https://www.directcbdonline.com/shop/

xxii https://signup.cj.com/member/signup/publisher/?cid=5528997#/branded

xxiii https://www.gvbbiopharma.com/about/

**EXHIBIT C**
Series A Preferred Stock Offering Term Sheet, Proxy Statement, and Investor Rights Agreement

**TERMS FOR PRIVATE PLACEMENT OF SERIES A PREFERRED STOCK OF**
**First Crop Incorporated**
**April 23, 2021**

The following is a summary of the principal terms with respect to the proposed Series A Preferred Stock financing of First Crop Incorporated, a Delaware public benefit corporation (the "***Company***"). This summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

## Offering Terms

| | |
|---|---|
| Securities to Issue: | Shares of Series A Preferred Stock of the Company (the "***Series A Preferred Stock***"). |
| Maximum Offering Amount: | $1,070,000 |
| Purchasers: | Accredited and non-accredited investors approved by the Company (the "***Purchasers***"). |
| Price Per Share: | $0.80 price per share (the "***Discounted Issue Price***"), based on a pre-money valuation of $10,755,456 |
| | Investors that purchase the first 187,500 shares of Series A Preferred Stock, and thereby fund the first $150,000, will receive shares with a 20% discount to the $1.00 price per share (the "***Original Issue Price***"). |
| Liquidation Preference: | The greater of (i) one times the Original Issue Price plus declared but unpaid dividends on each share of Series A Preferred Stock, and (ii) the amount that would be payable if the Series A Preferred Stock were converted to common stock of the Company (the "***Common Stock***"). The balance of proceeds is paid to Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation. |
| Conversion: | Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. |
| Voting Rights: | Holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Approval of a majority of the Series A Preferred Stock holders is required to (i) adversely change rights of the Series A Preferred Stock; (ii) approve any merger or sale of assets of the Company, or any reorganization of or acquisition by the Company; (iii) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (iv) declare or pay any dividend; (v) change the number of directors; or (vi) dissolve the Company or enter into a deemed liquidation event, including a sale of the Company's assets. |
| Proxy Grant | Each Purchaser will appoint MicroVenture Marketplace Inc. as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the Series A Preferred Stock held by the Purchaser. This means that each Purchaser will have no right to vote any of its shares until the Proxy terminates. The Proxy will terminate on December 31, 2031, upon the holder's disposition of the Series A Shares, or upon the earlier mutual agreement of the Purchaser and MicroVenture Marketplace Inc. |

| Financial Information: | Purchasers who have invested at least $750,000 ("**Major Purchasers**") will receive standard information and inspection rights as set forth in the Subscription Agreement. |
|---|---|
| Participation Right: | Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities. |

COMPANY:                                                    PURCHASER:

FIRST CROP, INC.


_____              _____

Name: _____              Name: _____

Title: _____              Title: _____

Date: _____              Date: _____

**TERMS FOR PRIVATE PLACEMENT OF SERIES A PREFERRED STOCK OF**
**First Crop Incorporated**
**April 23, 2021**

The following is a summary of the principal terms with respect to the proposed Series A Preferred Stock financing of First Crop Incorporated, a Delaware public benefit corporation (the "***Company***"). This summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

**<u>Offering Terms</u>**

| | |
|---|---|
| Securities to Issue: | Shares of Series A Preferred Stock of the Company (the "***Series A Preferred Stock***"). |
| Maximum Offering Amount: | $1,070,000 |
| Purchasers: | Accredited and non-accredited investors approved by the Company (the "***Purchasers***"). |
| Price Per Share: | $1.00 price per share (the "***Original Issue Price***"), based on a pre-money valuation of $13,444,325. |
| Liquidation Preference: | The greater of (i) one times the Original Issue Price plus declared but unpaid dividends on each share of Series A Preferred Stock, and (ii) the amount that would be payable if the Series A Preferred Stock were converted to common stock of the Company (the "***Common Stock")***. The balance of proceeds is paid to Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation. |
| Conversion: | Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. |
| Voting Rights: | Holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Approval of a majority of the Series A Preferred Stock holders is required to (i) adversely change rights of the Series A Preferred Stock; (ii) approve any merger or sale of assets of the Company, or any reorganization of or acquisition by the Company; (iii) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (iv) declare or pay any dividend; (v) change the number of directors; or (vi) dissolve the Company or enter into a deemed liquidation event, including a sale of the Company's assets. |
| Proxy Grant | Each Purchaser will appoint MicroVenture Marketplace Inc. as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the Series A Preferred Stock held by the Purchaser. This means that each Purchaser will have no right to vote any of its shares until the Proxy terminates. The Proxy will terminate on December 31, 2031, upon the holder's disposition of the Series A Shares, or upon the earlier mutual agreement of the Purchaser and MicroVenture Marketplace Inc. |
| Financial Information: | Purchasers who have invested at least $750,000 ("***Major Purchasers***") will receive standard information and inspection rights as set forth in the Subscription Agreement. |

Participation Right:   Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.

COMPANY:                                    PURCHASER:

FIRST CROP, INC.

_____            _____
Name: _____            Name: _____
Title: _____            Title: _____
Date: _____            Date: _____

# IRREVOCABLE PROXY TO VOTE STOCK

## OF

## FIRST CROP INCORPORATED

The undersigned stockholder, and any successors or assigns ("***Stockholder***"), of First Crop Incorporated, a Delaware public benefit corporation, (the "***Company***") hereby irrevocably (to the fullest extent permitted by applicable law) appoints MicroVenture Marketplace, Inc. (such person, the "***Proxy***"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares Series A Preferred Stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "***Shares***") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Stockholder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the Shares are hereby revoked and Stockholder agrees not to grant any subsequent proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Shares are held by Stockholder or any of its heirs, personal representatives, successors or assigns.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series A Preferred Stock Investment Agreement dated as of April 23, 2021 herewith by and between Company and Stockholder.

The attorney and proxy named above is hereby authorized and empowered by Stockholder, at any time, to act as Stockholder's attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares, at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable, and shall expire on the earlier of the Stockholder's disposition of the Shares or December 31, 2031. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Stockholder and the Proxy.


Dated: _____


_____
(Signature of Stockholder)

Shares beneficially owned on the date hereof and/or to be owned following the Closing: _____

**INVESTOR RIGHTS AGREEMENT**

THIS INVESTOR RIGHTS AGREEMENT (this "Agreement"), is made as of this 12th day of February, 2020 by and among First Crop Incorporated, a Delaware public benefit corporation (the "Company"), each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "Investor," and any additional Investor that becomes a party to this Agreement pursuant to the terms hereof.

**RECITALS**

**WHEREAS,** the Company and each Investor are parties to a Series A Preferred Stock Purchase Agreement of even date herewith (the **"Purchase Agreement"**); and

**WHEREAS,** in order to induce the Company to enter into the Purchase Agreements and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreements, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to receive certain information from the Company, and to participate in future equity offerings by the Company, and shall govern certain other matters as set forth in this Agreement.

**NOW, THEREFORE,** the parties hereby agree as follows:

1.    Definitions. For purposes of this Agreement:

1.1    "Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2    "Certificate" means the Company's Amended and Restated Certificate of Incorporation, as in effect as of the date hereof, and any future amendment or restatement thereof.

1.3    "Common Stock" means shares of the Company's common stock, par value $0.0001 per share.

1.4    "Eligible Investor" has the meaning set forth in Section 3.1.

1.5    "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.6    "Holder" means any holder of Registrable Securities who is a party to this Agreement.

1.7    "Immediate Family Member" means a child, stepchild, grandchild,

1

parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.8 "IPO" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.9 "New Securities" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.10 "Person" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.11 "Registrable Securities" means (i) the Common Stock issuable or issued upon conversion of the Series A Preferred Stock, (ii) any other Common Stock held by an Investor, and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i).

1.12 "Registrable Securities then outstanding" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.13 "Restricted Securities" means the securities of the Company required to be notated with the legend set forth in Section 2.1(c) hereof.

1.14 "SEC" means the Securities and Exchange Commission.

1.15 "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.16 "Series A Preferred Stock" means shares of the Company's Series A Preferred Stock, par value $0.0001 per share.

2. Transfer Restrictions; Market Stand-off.

2.1 Restrictions on Transfer.

(a) The Series A Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Series A Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the

2

provisions and upon the conditions specified in this Agreement.

(b) Each Investor agrees, in connection with the Company's initial public offering (the "IPO") of its equity securities, and upon request of the Company or the underwriters managing such offering, (i) not to sell, make any short sale of, loan, grant any option for the purchase of or otherwise dispose of any of the Preferred Stock (other than those included in the registration, if any) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed one hundred eighty (180) days or such longer period of time as may be determined by the Company or underwriters at the time of the public offering to accommodate regulatory restrictions on (A) the publication or other distribution of research reports and (B) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), as applicable, (or any successor rules or amendments thereto) from the effective date of such registration as may be requested by the Company or such underwriters and (ii) to execute any agreement regarding (i) above as may be requested by the Company or underwriters at the time of the public offering; provided, that the officers and directors of the Company and all holders of at least one percent (1%) of the Company's voting securities also agree to such restrictions. The Company may impose stop transfer instructions to enforce this Section 2.1(b).

(c) Each certificate, instrument, or book entry representing (i) the Series A Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.1.

2.2 Holder's Obligations in Connection with Transfer. The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; or (ii) such other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or other evidence in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration or if the transaction is pursuant to SEC Rule 144; provided that each transferee agrees in writing to be subject to the terms of this Section 2.2. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with the appropriate restrictive legend set forth in Section 2.1(c) unless in the opinion of counsel for the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

3.      Information Rights.

3.1      Delivery of Financial Statements. The Company shall deliver to each Investor that holds at least 750,000 shares of Series A Preferred Stock or Common Stock resulting from the conversion thereof, as the same may be equitably adjusted from time to time for stock splits, combinations or the like) (each, an "Eligible Investor"):

(a)      as soon as practicable, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Company, the Company's unaudited financial statements for such fiscal year; and

(b)      as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, the Company's unaudited statements for the prior calendar quarter.

3.2      Termination of Information Rights. The covenants set forth in Section 3.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Certificate, whichever event occurs first. In addition, and notwithstanding anything else in this Section 3 to the contrary, the Company may cease providing the information set forth in this Section 3 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.3      Confidentiality. To the extent permitted by applicable law, each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.3 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such Investor informs such prospective purchaser that such information is confidential and directs such Person to maintain the confidentiality of such information, to the extent permitted by applicable law; (iii) to any Affiliate, partner, limited partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4.    Rights to Future Stock Issuances.

4.1    Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Eligible Investor. Each Eligible Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, and (ii) its Affiliates.

(a)    The Company shall give notice (the "Offer Notice") to each Eligible Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)    By notification to the Company within twenty (20) business days after the Offer Notice is given, each Eligible Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities that equals the proportion that the Common Stock then held by such Eligible Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Series A Preferred Stock and any other rights to acquire Common Stock).  At the expiration of such twenty (20) day period, the Company shall promptly notify each Eligible Investor that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Eligible Investor") of any other Eligible Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Eligible Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which any Eligible Investors were entitled to subscribe but that were not subscribed for by the Eligible Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Series A Preferred Stock and any

5

other rights to acquire Common stock then held, by such Fully Exercising Eligible Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock then held, by all Fully Exercising Eligible Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c)     If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b) the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 4.1(b) offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Eligible Investors in accordance with this Section 4.1.

(d)     The right of first offer in this Section 4.1 shall not be applicable to Exempted Securities (as defined in the Certificate).

4.2     Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect upon the first to occur of (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Certificate.

5.     Miscellaneous.

5.1     No Obligation with respect to Corporate Opportunities.  Notwithstanding anything to the contrary in this Agreement, the Purchase Agreement or any other Transaction Document (as defined in the Purchase Agreement), Investor, as well as any employee or principal of Investor serving as a director or officer of the Company, shall have no obligation to share with or provide to the Company any opportunity for investment, financing, joint venturing or any other business opportunity of which such person becomes aware, whether or not related in any way to the business carried on by the Company, and whether or not such person actually participates in any such opportunity.

5.2     Successors and Assigns. The rights under this Agreement may be assigned (with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; or (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement.  The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties.

5.3     Governing Law. This Agreement shall be governed by the internal law of the State of Delaware.

5.4     Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5     Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company addressed to the President, in the case of the Company, or to such email address or address as subsequently modified by written notice given in accordance with this Section 5.4.

5.6     Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion. Any amendment, termination, or waiver effected in accordance with this Section 5.5 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

5.7     Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

5.8     Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

5.9     Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Series A Preferred Stock after the date hereof, any purchaser of such shares of Series A Preferred Stock shall become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

5.10 Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

5.11 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of New Mexico and to the jurisdiction of the United States District Court for the District of New Mexico for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of New Mexico or the United States District Court for the District of New Mexico, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION.

The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of New Mexico or any court of the State of New Mexico having subject matter jurisdiction.

5.12 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

First Crop Incorporated

By:_____

Name:_____

Title: _____

INVESTOR:

Name: _____

By:_____

If Investor is an entity,

Name of Signer:_____

Title of Signer: _____

Address:

_____

_____

Email: _____

# Schedule A: Investors

| Investor | Address |
| --- | --- |
| NMSIC Focused, LLC | 527 Don Gaspar Ave. Santa Fe, NM 87505 |
| Annie Ames | 10 Seagate Dr. 4 South Naples, FL 34103 |
| James Wyland | 500 Horizons Drive Columbus, OH 43220 |
| James Grote | 3020 Carriage Ln. Columbus, OH 43221 |
| Wyland Family Investments LLC | 500 Horizons Drive Columbus, OH 43220 |
| Peter Solmssen | PO Box 1110 Boca Grande, FL 33921 |
| Charlie Walker | 2815 S. Atlantic #501 Cocoa Beach, FL 32931 |
| Marvan Partners VI, LLC | PO Box 13425 Milwaukee, WI 53213 |
| Joanne D'Onfro | 231 Helena St. Leominster, MA 01453 |
| Dan Genis | 117 Shaw Rd. Chestnut Hill, MA 02467 |
| Level 3 Capital Advisors, LLC | 77 Hillside Rd. Rye, NY 10580 |
| David Weir | 1340 Canyon Rd. Santa Fe, NM 87501 |

# EXHIBIT D
Subscription Agreement

# SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Board of Directors of
**FIRST CROP INCORPORATED**
1340 Canyon Road
Santa Fe, NM 87501

Ladies and Gentlemen:

The undersigned understands that First Crop Incorporated, a Delaware public benefit corporation (the "Company"), is offering up to 187,500 shares of Series A Preferred Stock (the "Securities") in a Regulation CF Offering at a price per security of $0.80 for an aggregate capital raise of up to $150,000.00. This Offering is made pursuant to the Form C/A, dated April 23, 2021 as the same may be amended or supplemented (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) and Regulation CF of the Securities Act and Title III under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

5. **SUBSCRIPTION**. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof.  Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **THE CLOSING**. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific standard time on September 13, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. **PAYMENT FOR SECURITIES**. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing as a public benefit corporation under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **REPRESENTATIONS AND WARRANTIES OF THE UNDERSIGNED**. The undersigned hereby represents and warrants to and covenants with the Company that:

a) <u>General</u>.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) <u>Information Concerning the Company</u>.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace, Inc, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace, Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) <u>Restrictions on Transfer or Sale of Securities</u>.

    i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

    ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

    iii.   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE UNDERSIGNED AND THE COMPANY**. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent:

a) <u>Representations and Warranties</u>.  The representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

b) <u>Target Amount</u>.  Prior to the offering deadline specified in the Form C/A, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the target amount specified in the Form C/A and at the time of the Closing, the Company shall have received into the escrow account established with MicroVenture Marketplace, Inc. and the escrow agent in cleared funds, and is accepting, subscriptions for the Securities having an aggregate investment amount of at least the target amount specified in the Form C/A.

8. **OTHER AGREEMENTS**.

8.1.    <u>Definitions</u>. For purposes of this Section 8:

8.1.1    "Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

8.1.2    "Certificate" means the Company's Amended and Restated Certificate of Incorporation, as in effect as of the date hereof, and any future amendment or restatement thereof.

8.1.3    "Common Stock" means shares of the Company's common stock, par value $0.0001 per share.

8.1.4    "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

8.1.5    "Holder" means any holder of Registrable Securities who is a party to this Agreement.

8.1.6    "Immediate Family Member" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

8.1.7    "Investor" means the undersigned, for so long as it holds Series A Preferred Stock or the Common Stock issuable on conversion of the Series A Preferred Stock.

8.1.8    "IPO" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

8.1.9    "Major Investor" has the meaning set forth in Section 8.3.1.

8.1.10    "New Securities" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

8.1.11    "Person" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

8.1.12    "Registrable Securities" means (i) the Common Stock issuable or issued upon conversion of the Series A Preferred Stock, (ii) any other Common Stock held by an Investor, and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i).

8.1.13    "Registrable Securities then outstanding" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

8.1.14    "Restricted Securities" means the securities of the Company required to be notated with the legend set forth in Section 8.2.1(c) hereof.

8.1.15    "SEC" means the Securities and Exchange Commission.

8.2.    Transfer Restrictions; Market Stand-off.

8.2.1    <u>Restrictions on Transfer</u>.

(a)    The Series A Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Series A Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b)    Each Investor agrees, in connection with the Company's initial public offering (the "IPO") of its equity securities, and upon request of the Company or the underwriters managing such offering, (i) not to sell, make any short sale of, loan, grant any option for the purchase of or otherwise dispose of any of the Preferred Stock (other than those included in the registration, if any) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed one hundred eighty (180) days or such longer period of time as may be determined by the Company or underwriters at the time of the public offering to accommodate regulatory restrictions on (A) the publication or other distribution of research reports and (B) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), as applicable, (or any successor rules or amendments thereto) from the effective date of such registration as may be requested by the Company or such underwriters and (ii) to execute any agreement regarding (i) above as may be requested by the Company or underwriters at the time of the public offering; provided, that the officers and directors of the Company and all holders of at least one percent (1%) of the Company's voting securities also agree to such restrictions. The Company may impose stop transfer instructions to enforce this Section 8.2.1(b).

(c)        Each certificate, instrument, or book entry representing (i) the Series A Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 8.2.1.

8.2.2    Holder's Obligations in Connection with Transfer.  The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 8.2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; or (ii) such other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or other evidence in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration or if the transaction is pursuant to SEC Rule 144; provided that each transferee agrees in writing to be subject to the terms of this Section 8.2.2.   Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with the appropriate restrictive legend set forth in Section 8.2.1(c) unless in the opinion of counsel for the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

8.3.    Information Rights.

8.3.1    Delivery of Financial Statements. The Company shall deliver to each Investor that holds at least 750,000 shares of Series A Preferred Stock or Common Stock resulting from the conversion thereof, as the same may be equitably adjusted from time to time for stock splits, combinations or the like) (each, an "Major Investor"):

(a)        as soon as practicable, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Company, the Company's unaudited financial statements for such fiscal year; and

(b)        as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, the Company's unaudited statements for the prior calendar quarter.

8.3.2    Termination of Information Rights. The covenants set forth in Section 8.3.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Certificate, whichever event occurs first.  In addition, and notwithstanding anything else in this Section 8.3 to the contrary, the Company may cease providing the information set forth in this Section 8.3 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under

Section 8.3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

8.3.3    Confidentiality. To the extent permitted by applicable law, each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 8.3.3 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser  of any Registrable Securities from such Investor, if such Investor informs such prospective purchaser that such information is confidential and directs such Person to maintain the confidentiality of such information, to the extent permitted by applicable law; (iii) to any Affiliate, partner, limited partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, provided that the Investor promptly notifies the Company of such disclosure  and takes reasonable steps to minimize the extent of any such required disclosure.

8.4.    <u>Rights to Future Stock Issuances</u>.

8.4.1    Right of First Offer. Subject to the terms and conditions of this Section 8.4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. Each Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, and (ii) its Affiliates.

(a)    The Company shall give notice (the "Offer Notice") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)    By notification to the Company within twenty (20) business days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities that equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Series A Preferred Stock and any other rights to acquire Common Stock).  At the expiration of such twenty (20) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Major Investor") of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Major Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which any Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Series A Preferred Stock and any other rights to acquire Common stock then held, by such Fully Exercising Major Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock then held, by all Fully Exercising Major Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 8.4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 8.4.1(c).

(c)    If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 8.4.1(b) the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 8.4.1(b) offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 8.4.1.

(d)        The right of first offer in this Section 8.4.1 shall not be applicable to Exempted Securities (as defined in the Certificate).

8.4.2    Termination. The covenants set forth in Section 8.4.1 shall terminate and be of no further force or effect upon the first to occur of (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Certificate.

9.  **OBLIGATIONS IRREVOCABLE**. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. **WAIVER, AMENDMENT**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. **ASSIGNABILITY**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. **WAIVER OF JURY TRIAL**. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. **SUBMISSION TO JURISDICTION**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Wilmington, Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. **GOVERNING LAW**. This Subscription Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to conflict of law principles thereof.

16. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. **COUNTERPARTS**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. **NOTICES**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

| If to the Company: | First Crop Incorporated<br>1340 Canyon Road<br>Santa Fe, NM 87501<br>Attention: Dave Weir |
|---|---|
| with a copy to: | MDH Law Group LLC<br>1001 Bannock Street, Suite 135<br>Denver, CO 80204<br>Attention: Liane L. Heggy |
| If to the Purchaser: | [PURCHASER ADDRESS]<br>[E-MAIL ADDRESS] |

19. **BINDING EFFECT**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. **SURVIVAL**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. **NOTIFICATION OF CHANGES**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. **SEVERABILITY**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of this [DAY] OF [MONTH], 2021.

| **PURCHASER (if an individual):** |
|---|
| By_____<br>Name: |

| **PURCHASER (if an entity):** |
|---|
| _____<br>Legal Name of Entity<br><br>By_____<br>Name:<br>Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| **First Crop Incorporated** |
|---|
| By_____<br>Name:<br>Title: |

# SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Board of Directors of
**FIRST CROP INCORPORATED**
1340 Canyon Road
Santa Fe, NM 87501

Ladies and Gentlemen:

The undersigned understands that First Crop Incorporated, a Delaware public benefit corporation (the "Company"), is offering up to 920,000 shares of Series A Preferred Stock (the "Securities") in a Regulation CF Offering at a price per security of $1.00 for an aggregate capital raise of up to $920,000.00. This Offering is made pursuant to the Form C/A, dated April 23, 2021 as the same may be amended or supplemented (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) and Regulation CF of the Securities Act and Title III under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **SUBSCRIPTION**. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof.  Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **THE CLOSING**. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific standard time on September 13, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. **PAYMENT FOR SECURITIES**. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. As of the Closing, the Company represents and warrants that:

   a)  The Company is duly formed and validly existing as a public benefit corporation under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **REPRESENTATIONS AND WARRANTIES OF THE UNDERSIGNED**. The undersigned hereby represents and warrants to and covenants with the Company that:

a) <u>General</u>.

    i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) <u>Information Concerning the Company</u>.

    i.   The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

    ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace, Inc, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace, Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) <u>Restrictions on Transfer or Sale of Securities</u>.

    i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

    ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

    iii. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE UNDERSIGNED AND THE COMPANY**. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent:

a) <u>Representations and Warranties</u>. The representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

b) <u>Target Amount</u>. Prior to the offering deadline specified in the Form C/A, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the target amount specified in the Form C/A and at the time of the Closing, the Company shall have received into the escrow account established with MicroVenture Marketplace, Inc. and the escrow agent in cleared funds, and is accepting, subscriptions for the Securities having an aggregate investment amount of at least the target amount specified in the Form C/A.

8. **OTHER AGREEMENTS**.

8.1. <u>Definitions</u>. For purposes of this Section 8:

8.1.1 "Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

8.1.2 "Certificate" means the Company's Amended and Restated Certificate of Incorporation, as in effect as of the date hereof, and any future amendment or restatement thereof.

8.1.3 "Common Stock" means shares of the Company's common stock, par value $0.0001 per share.

8.1.4 "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

8.1.5    "Holder" means any holder of Registrable Securities who is a party to this Agreement.

8.1.6    "Immediate Family Member" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

8.1.7    "Investor" means the undersigned, for so long as it holds Series A Preferred Stock or the Common Stock issuable on conversion of the Series A Preferred Stock.

8.1.8    "IPO" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

8.1.9    "Major Investor" has the meaning set forth in Section 8.3.1.

8.1.10    "New Securities" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

8.1.11    "Person" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

8.1.12    "Registrable Securities" means (i) the Common Stock issuable or issued upon conversion of the Series A Preferred Stock, (ii) any other Common Stock held by an Investor, and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i).

8.1.13    "Registrable Securities then outstanding" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

8.1.14    "Restricted Securities" means the securities of the Company required to be notated with the legend set forth in Section 8.2.1(c) hereof.

8.1.15    "SEC" means the Securities and Exchange Commission.

8.2.    Transfer Restrictions; Market Stand-off.

8.2.1    <u>Restrictions on Transfer</u>.

(a)    The Series A Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Series A Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b)    Each Investor agrees, in connection with the Company's initial public offering (the "IPO") of its equity securities, and upon request of the Company or the underwriters managing such offering, (i) not to sell, make any short sale of, loan, grant any option for the purchase of or otherwise dispose of any of the Preferred Stock (other than those included in the registration, if any) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed one hundred eighty (180) days or such longer period of time as may be determined by the Company or underwriters at the time of the public offering to accommodate regulatory restrictions on (A) the publication or other distribution of research reports and (B) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), as applicable, (or any successor rules or amendments thereto) from the effective date of such registration as may be requested by the Company or such underwriters and (ii) to execute any agreement regarding (i) above as may be requested by the Company or underwriters at the time of the public offering; provided, that the officers and directors of the Company and all holders of at least one percent (1%) of the Company's voting securities also agree to such restrictions. The Company may impose stop transfer instructions to enforce this Section 8.2.1(b).

(c)      Each certificate, instrument, or book entry representing (i) the Series A Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 8.2.1.

8.2.2      Holder's Obligations in Connection with Transfer.  The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 8.2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; or (ii) such other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or other evidence in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration or if the transaction is pursuant to SEC Rule 144; provided that each transferee agrees in writing to be subject to the terms of this Section 8.2.2.   Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with the appropriate restrictive legend set forth in Section 8.2.1(c) unless in the opinion of counsel for the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

8.3.      Information Rights.

8.3.1      Delivery of Financial Statements. The Company shall deliver to each Investor that holds at least 750,000 shares of Series A Preferred Stock or Common Stock resulting from the conversion thereof, as the same may be equitably adjusted from time to time for stock splits, combinations or the like) (each, an "Major Investor"):

(a)      as soon as practicable, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Company, the Company's unaudited financial statements for such fiscal year; and

(b)      as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, the Company's unaudited statements for the prior calendar quarter.

8.3.2      Termination of Information Rights. The covenants set forth in Section 8.3.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Certificate, whichever event occurs first.  In addition, and notwithstanding anything else in this Section 8.3 to the contrary, the Company may cease providing the information set forth in this Section 8.3 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under

Section 8.3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

8.3.3   Confidentiality. To the extent permitted by applicable law, each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 8.3.3 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser  of any Registrable Securities from such Investor, if such Investor informs such prospective purchaser that such information is confidential and directs such Person to maintain the confidentiality of such information, to the extent permitted by applicable law; (iii) to any Affiliate, partner, limited partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, provided that the Investor promptly notifies the Company of such disclosure  and takes reasonable steps to minimize the extent of any such required disclosure.

8.4.   <u>Rights to Future Stock Issuances</u>.

8.4.1   Right of First Offer. Subject to the terms and conditions of this Section 8.4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. Each Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, and (ii) its Affiliates.

(a)   The Company shall give notice (the "Offer Notice") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)   By notification to the Company within twenty (20) business days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities that equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Series A Preferred Stock and any other rights to acquire Common Stock).  At the expiration of such twenty (20) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Major Investor") of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Major Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which any Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Series A Preferred Stock and any other rights to acquire Common stock then held, by such Fully Exercising Major Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series A Preferred Stock then held, by all Fully Exercising Major Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 8.4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 8.4.1(c).

(c)   If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 8.4.1(b) the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 8.4.1(b) offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 8.4.1.

(d)       The right of first offer in this Section 8.4.1 shall not be applicable to Exempted Securities (as defined in the Certificate).

8.4.2     Termination. The covenants set forth in Section 8.4.1 shall terminate and be of no further force or effect upon the first to occur of (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Certificate.

9.  **OBLIGATIONS IRREVOCABLE**. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. **WAIVER, AMENDMENT**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. **ASSIGNABILITY**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. **WAIVER OF JURY TRIAL**. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. **SUBMISSION TO JURISDICTION**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Wilmington, Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. **GOVERNING LAW**. This Subscription Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to conflict of law principles thereof.

16. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. **COUNTERPARTS**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. **NOTICES**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

| If to the Company: | First Crop Incorporated<br>1340 Canyon Road<br>Santa Fe, NM 87501<br>Attention: Dave Weir |
|---|---|
| with a copy to: | MDH Law Group LLC<br>1001 Bannock Street, Suite 135<br>Denver, CO 80204<br>Attention: Liane L. Heggy |
| If to the Purchaser: | [PURCHASER ADDRESS]<br>[E-MAIL ADDRESS] |

19. **BINDING EFFECT**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. **SURVIVAL**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. **NOTIFICATION OF CHANGES**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. **SEVERABILITY**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of this [DAY] OF [MONTH], 2021.

| **PURCHASER (if an individual):** |
|---|
| By_____<br>Name: |

| **PURCHASER (if an entity):** |
|---|
| _____<br>Legal Name of Entity<br><br>By_____<br>Name:<br>Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| **First Crop Incorporated** |
|---|
| By_____<br>Name:<br>Title: |

**EXHIBIT E**
Investor Deck











first crop™
SEEDING INSPIRATION. HARVESTING HOPE.
ONE SEED • ONE SOUL • ONE REGENERATIVE ACT AT A TIME
USA
THERAPEUTIC BALM
+ active botanicals
first crop
relief.
soothe + revive
1000mg
full-spectrum
HEMP EXTRACT
first crop
relief.
soothe + revive
GEL CAPS 1500mg
full-spectrum
HEMP EXTRACT
first crop
pure.
clean + simple
GEL CAPS 1500mg
first crop
ENERGIZE
mask
spray
first crop
REFRESH
mask
spray
first crop
protect.
750mg
TINCTURE
first crop
calm.
peace + clarity
750mg
TINCTURE
first crop
RENEWAL SERUM
+ active botanicals
200mg
full-spectrum
HEMP EXTRACT
hemp-derived cannabinoids
sleep.
rest + restore
first crop
sleep.
rest + restore
RENEWAL SERUM
200mg
full-spectrum
HEMP EXTRACT
first crop
sleep.
rest + restore
GEL CAPS 1500mg
USDA
ORGANIC
Certified Organic CBD



first crop™

SEEDING INSPIRATION. HARVESTING HOPE.

## LEGAL NOTICE

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

*Please see the end of this presentation for important risk disclosure information.*

## DISCLAIMER

First Crop, Inc. is providing this document with the understanding that it may, at a future date, negotiate and sign an Agreement containing terms and conditions that are mutually acceptable to First Crop, Inc. and the recipient. This document is proprietary to First Crop, Inc. and the information contained herein is confidential. Without First Crop, Inc.'s prior written permission, this document, either in whole or in part, must not be reproduced in any form or disclosed to others or used for purposes other than its evaluation by the recipient. It may not be disclosed to any third party even for the purposes of evaluation, except as expressly authorized by First Crop, Inc. in each case.

©2021 First Crop, Inc. All Rights Reserved.





# first crop ™

SEEDING INSPIRATION. HARVESTING HOPE.

First Crop is a public benefit company dedicated to improving the health and wellness of people and **the** planet through the regenerative power of hemp.

## OUR mission

To create lasting social, economic, and environmental change one regenerative act at a time.

## OUR purpose

To make an honest profit while helping people live healthier lives, strengthen communities, and improve the environment.

## OUR products

Proprietary USDA Certified Organic CBD health and wellness products formulated by experts for maximum therapeutic benefit.

## OUR advantage

"Seed to shelf" vertically integrated business designed to provide maximum quality control, traceability and transparency critical to becoming a trusted brand.



Page 3

# WHY HEMP?

## economically & environmentally regenerative


farming
flower | leaf
seeds
straw | stalks
oil
CBD I foods
cosmetics I fuel
paint I lubricants
seed cake
animal feed
protein powder
gluten-free flour
beer making
fiber
paper I textiles
automobile I rope
caulking I canvas
carpets I twine
shiv/hurd
animal bedding
building I fibreboard
stucco I plaster
insulation

### hemp agricultural & environmental benefits

- ✱ Captures more $CO_2$ than a tree
- ✱ Natural weed suppression
- ✱ Grown without pesticides or herbicides
- ✱ Soil improvement in crop rotation
- ✱ Roots are a natural soil aerator / phyto-remediator

Source: The Role of Industrial Hemp in Carbon Farming

# CBD MARKET
## hypergrowth & fragmented

## US CBD Market Size & Forecast (2019-2025)
*In Billions*



TOTAL ESTIMATED RETAIL SALES

|  |  |
|------|-------|
| 2019 | $4.2B |
| 2020 | $4.7B |
| 2021 | $6.1B |
| 2022 | $9.7B |
| 2023 | $12.4B |
| 2024 | $14.8B |
| 2025 | $16.8B |

*Source: Brightfield Group: Navigating Seismic Shifts July 2020 U.S. CBD Report*

✱ Analysts project **five-year** CAGR of 29%.[1]

✱ OTC supplements expected to remain the largest category.[2]

✱ Regulatory clarity will expand consumer, food and beverage company and retailer demand.[2]

Source 1: Brightfield Group; Navigating Seismic Shifts July 2020 U.S. CBD Report

## Market Share of CBD Companies



All Other CBD Companies

Top 20 Companies
(by Annual Revenue)

GW Pharmaceuticals

*Source: Brightfield Group, Navigating Seismic Shifts July 2020 U.S. CBD Report*

✱ Highly fragmented market - no company maintains more than 7% share.[2]

✱ Big opportunity for well-run scrappy disruptors.

Source 2: Hemp Industry Daily; How to Navigate the complicated world in CBD retail (2020)



# CBD MARKET
## booming but unregulated

✳ Recent FDA test results showed a lack of consistency between labeled CBD and tetrahydrocannabinol (THC) content in many CBD products.

✳ In a recent FDA product testing, less than half of the products tested contained CBD within 20% of what they claimed.

✳ According to a report from Ellipse Analytics, 70% of the 240 top selling brands tested positive for heavy metals, pesticides, or other potentially dangerous impurities.

# THE FIRST CROP DIFFERENCE

## FOOD GRADE STANDARDS AND SEED TO SHELF CHAIN OF CUSTODY:

### Quality Control

**+** Proprietary Crafted Formulas

**+** 3rd Party CBD Certifications

**=** Better products

### CULTIVATION

✳ USDA Certified Organic Hemp

✳ Grown excusively on small farms

✳ Third-party tested to be free of heavy metals, pesticides, and solvents and within legal THC limits

✳ Chain of custody from our fields to consumers' homes

### EXTRACTION

✳ USDA Certified Organic extraction facility

✳ Full spectrum oil retains terpenes

✳ Cold CO2 extraction process

✳ Solvent-free for highest purity

✳ GMP compliant

### CONSUMER PRODUCTS

✳ Innovative proprietary formulas

✳ Products tested at every step of the process from biomass to finished goods

✳ State of the art food grade standards

✳ Transparent and traceable



# OUR REGENERATIVE system

## Hemp Regenerates the Planet
## Our Hemp Regenerates Lives.



first crop
seeds & support
5% profit share
partner farmers
hemp processing
health & wellness products
reinvestment of profits
5% profit contribution
community foundation
rural communities
PLANET EARTH


## Regenerative Business Practices

- Strive to improve the holistic health of individuals and communities
- Empower participation and commit to financial inclusion
  - 5% profit sharing for farmers
  - 5% of profits to communities
- Reinvest resources to create lasting economic, social, and environmental change

# HEMP
## cultivation

GROWN WITH LOVE AND CARE BY FIRST CROP FARMERS

❋ We have created a community of hemp farmers who benefit from a systematic, scalable, and replicable cultivation, processing, and sales model.

❋ We offer a unique profit sharing program and share 5% of profit with farmers based on harvest contribution.

❋ We provide farmers with a comprehensive package of products and services:

❋ Guaranteed buyer of contracted production at fair market prices.

❋ Subsidized and standardized farming inputs: seeds, seedlings, and supplies to increase affordability and ensure quality.

❋ Hands-on consulting relating to site, soil, and water evaluation, planting, growing, harvesting, drying, and storing the crop.

❋ Regenerative farming practices to optimize yields and restore the land.



# HEMP
## processing



GROWN WITH LOVE AND CARE BY FIRST CROP FARMERS

first crop
full-spectrum
HEMP oil
USDA organic

* State-of-the-art CBD processing facility

* Certified Organic and GMP compliant

* Industrial-scale high-capacity cold Co2 extraction system

* Solvent-free for highest purity

* Retains terpenes and produces full spectrum CBD

**USDA Certified Organic**

**Third-Party Tested**

**Regenerative Agriculture**

**Free From Harmful Solvents**

**Full-Spectrum CO2-Extracted Hemp**

**Gluten-Free**

# OUR BRANDED consumer products- INGESTIBLES

**calm.**
peace + clarity



first crop
calm.
HEMP EXTRACT
750mg TINCTURE
GEL CAPS

**relief.**
soothe + revive



first crop
relief.
HEMP EXTRACT
750mg TINCTURE
GEL CAPS

**sleep.**
rest + restore



first crop
sleep.
HEMP EXTRACT
750mg TINCTURE
GEL CAPS

**pure.**
clean + simple



first crop
pure.
clean + simple
full-spectrum HEMP EXTRACT
750mg TINCTURE
GEL CAPS

**protect.**
aid + boost
**immunity blend**



first crop
protect.
HEMP EXTRACT
750mg TINCTURE
GEL CAPS

- Lauched 28 Product SKUs in 3Q and 4Q 2020
- Unique proprietary fomulations that combine CBD with adaptogenic herbs
- USDA Organic and Leaping Bunny Cruelty Free certifications
- Contract manufacturing partnerships with in-house product development
- 3rd party lab testing





*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.

# OUR BRANDED consumer products

## MASKS





hemp face masks
4-LAYER CLOTH MASKS
regenerative act:
An individual practice or choice rooted in the collective benefit for all.
2 CHILD reusable masks
2 PETITE reusable masks
2 ADULT reusable masks
2 ADULT XL reusable masks

## MASK SPRAYS

first crop
ENERGIZE
mask spray
REFRESH
mask spray
For You, For Me.

## TOPICALS



**calm.**
peace + clarity



first crop
calm.
BALANCING SERUM
+ active botanicals
200mg

**sleep.**
rest + restore



first crop
sleep.
rest + restore
RENEWAL SERUM
+ active botanicals
200mg
HEMP EXTRACT

**relief.**
soothe + revive





first crop
relief.
THERAPEUTIC BALM
1000mg
full-spectrum
HEMP EXTRACT



# First Crop
## community foundation

*Know the difference between those who stay to feed the soil and those who come to grab the fruit.*

~ Satyarth Roshan

✳ The First Crop Community Foundation is a tax exempt private foundation dedicated to supporting First Crop's mission of revitalizing rural communities.

✳ First Crop pledged 5% of profit each year.

✳ Giving priorities focus on the interconnection between the health and wellness of community residents and the land on which they depend.

✳ Specific areas of focus include:

  ✳ Reducing hunger and homelessness.

  ✳ Catalyzing the transition to more sustainable and regenerative farming practices.

  ✳ Improving air, water, and soil quality while increasing job opportunities.

# SALES and MARKETING

## plan for accelerating sales growth

### PRODUCT DEVELOPMENT
- Expand skin, body care, and beauty products line of topical products
- Develop and launch edible products:
  ~ snack bars
  ~ gummies
  ~ candies
- CBD sampling program

### AFFILIATES
- Affiliate networks
- Amazon
- Online marketplaces
- Promo sales

### DIGITAL ADVERTISING
- Programatic
- Banners
- PPC
- SEO
- 3rd Party advertising
- YouTube
- Retargeting
- Email mktg/lists

### EDUCATION
- Case studies
- Research papers
- Reviews
- Expert blogs
- Testimonials

### SOCIAL
- Facebook
- Instagram
- Twitter
- Snapchat
- Pinterest
- Influencer
- LinkedIn

### OFFLINE TO ONLINE
- Press ads
- Advertorials
- PR
- Sponsorships
- 3rd Party
- Word of mouth

### BRAND STRATEGY
- Expert crafted formulations
- Certifications:
  ~ USDA Certified Organic
  ~ Leaping Bunny Cruelty Free
- Economic & environmental mission

### BRICK & MORTAR STORES
- National brokers
- Natural
- Food
- Drug
- Mass market
- Regional specialists
- Independent reps
- Trade shows

### PRODUCT POSITIONING
- Content
- Promotions
- Target audiences
- Competitors
- Cross promote

### CO-MARKETING
- Associations
- Foundations
- High traffic events
- Forums



# REVENUE model

CULTIVATION
Hemp PROCESSING
Finished PRODUCTS
dried hemp flower
seed sales
full-spectrum CBD oil
toll processing
wholesale
consumer products

















# OUR co-founders







## DAVE WEIR

**President & CEO**

Award-winning entrepreneur and business builder with 38+ years as a start up CEO, strategic and financial advisor, and investment banker. Makes the trains run on time.

## JANE PINTO

**Brand Development | PR Voice**

A serial entrepreneur, developer of brands, and the driving visionary behind First Crop. Leads development of PR voice and branded products strategy.

## MICHAEL BOWMAN

**Chief Pollinator**

Fifth generation farmer known in the industry,in government and in policy circles as "Mr. Hemp" due to his many years as the leading voice and advocate for legalizing hemp.

## DAVID ARMSTRONG

**VP of Operations**

Extensive experience building and managing both large and mid-sized commercial organizations with Ashland Oil and GE. Handles all supply chain

## DAVID HILL

**Chief Quality Officer**

30+ years as an expert in agriculture and restorative ag systems within the industry. Works with farmers and partners to develop and implement First Crop quality standards through regenerative ag practices.









# OUR board & advisors









## JOHN FULLERTON

An unconventional economist, impact investor, and writer, John is the founder of The Capital Institute, which is dedicated to the bold reimagination of how life can be altered through the promise of regenerative economics and finance.

## JIM GROTE

The Founder of several highly successful enterprises, including Donatos Pizza, the Grote Company, and the Edge Innovation Hub, Jim believes in the transformative power of doing business guided by The Golden Rule.

## LISA GANORA

Lisa Ganora is the Founder and Director of the Colorado School of Clinical Herbalism and an Adjunct Professor of Pharmacognosy at the Southwest College of Naturopathic Medicine.

## LEE RAND

Sun Mountain Capital Partner, entrepreneur, and venture investor. Experienced business builder with a background in strategic planning, business development, and operations management.

## CAREN WILCOX

An expert in food and health policy, Caren has served as Undersecretary for Research, Education and Development at the USDA and as the Executive Director of the Organic Trade Association.

## DR. JASON PAPENFUSS

A board certified dermatologist, Jason is a strong believer in therapeutic value of CBD and other natural ingredients and has spent his career helping his patients improve their overall health and wellness through better skin care.

## JEFF SNELL, PHD

An expert in Social Innovation and Social Enterprises, Jeff brings a unique set of skills and experiences focused on creating economic opportunities for challenged communities through social entrepreneurship.

# OUR team



### STEFAN CRAINE
Chief Financial & Strategy Officer



### DAVID SORLEY
VP Business Development



### BOBBY BAUER
VP Sales & Marketing



### KIM COBBS
Human Resources



### ERICA ARMSTRONG
VP of Products



### BRYON PIKE
Cultivation



### KELLY ROBERTS
Creative Director



### DANNY WEIR
Cultivation & Processing



# USE OF PROCEEDS:

## SALES & MARKETING

* Expand social media advertising
* Amazon advertising and promotions
* Search engine optimization
* Trade shows and events
* Sampling program and new product development
* Trade spend and merchandising
* Key hires in digital marketing, sales account management, and customer support

## FINANCIAL & OPERATIONS

* Finance carrying cost of large purchase orders
* Increase purchase order quantities to reduce unit costs and supply chain risk
* Establish 3rd-party fullfillment

## KEY MILESTONES:

* Launched 24 new products
* Established First Crop brand in the market
* Grow online and brick & mortar sales
* Achieve profitability and positive cash flow
* International expansion

# INVESTMENT
## summary

* Established vertically integrated business model with compelling social and environmental mission.

* Aiming to position company to become a market leader in the growing CBD industry

* Uniquely qualified team with proven track record of excellent execution.

SEEDING INSPIRATION.
HARVESTING HOPE.

*In this Earth,*
*In this soil,*
*In this pure field,*
*Let's not plant any seed*
*Other than the seeds*
*Of compassion and love.*

*~ RUMI*

# RISK DISCLOSURES

*An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent. The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.*

## Company Risk

*The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:*

- *Rapidly changing consumer preferences and market trends,*
- *Inability to expand and maintain market acceptance for the company's services and products,*
- *Inability to gain access to international markets and comply with all applicable local laws and regulations,*
- *Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,*
- *Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,*
- *Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,*
- *Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,*
- *Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,*
- *Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,*
- *Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,*
- *Inability to adequately secure and protect intellectual property rights,*
- *Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,*
- *Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,*
- *Changes in laws and regulations materially affecting the company's business,*
- *Liability risks and labor costs and requirements that may jeopardize the company's business,*
- *Dependence on and inability to hire or retain key members of management and a qualified workforce,*
- *Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,*
- *Issuance of additional company equity securities at prices dilutive to existing equity holders,*
- *Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and*
- *Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.*



**EXHIBIT F**
Video Transcript

[Text overlay: "The soil is the great connector of lives, the source and destination of all."]

I need to go to the store.

Yea?

You need some supplies.

I need to get some groceries. What do we need?

Well, what time are you going to be back?

I can meet in the field around 3PM. We can plant all afternoon or until dark if we have to.

I think we're going to be planting until sunrise. We have a lot to do, babe.

We can do it. I'll be right back.

Alright, I love you.

I love you too.

Being an American farmer has never been harder actually. Prices are down, costs are up. We're the next generation of farmers here in the valley. We bought this farm a few years ago because we love it. We love the soil, we love the planting, we love the water. We're not going to just let it slip away.

We decided to do something new this year and we're super excited about it. Tianna and I are planting hemp, part of First Crop. First Crop is something brand new. They created a true partnership with us farmers. First Crop's goal is to help farmers grow more hemp and create better product.

I mean, why are we even here on Earth if it's not to do something good?

We trust First Crop, they helped us get started with the best hemp seed available and they are educating us about what we need to do to best cultivate and harvest it to regenerate the soil.

Hemp heals the soil, and it needs very little water to grow. It pulls carbon out of the air and it helps for a healthier plant[1].

We get purity in our product and top market prices for our crop too. This is going to be our legacy.

As neighbors and farmers, we need to come back together as partners. All over the country, farmers are planting this incredible crop for the first time in 50 years[2]. The rebirth of hemp is rewriting the future. American farmers needed a new crop and hemp is finally here.

Hemp is being used for all sorts of things; food, medicine, paper, clothing, you name it. There's a big demand right now for hemp globally[3]. Hemp is an opportunity to restore the balance of nature.

There's a lot of promise in this brave little seed.

We're planting our First Crop hemp seeds for the children and for the future. What're you planning your First Crop hemp seeds for?

[Text overlay: Support First Crop and plant the seed for stronger communities and a better earth.]

[Text overlay: We can do this together.]

[Text overlay: Visit our MicroVentures page and plant a hemp seed…or a hundred.]

[Text overlay: You can help us crate a better world for everyone.]

[Issuer logo: first crop]

[Issuer tagline: Seed Inspiration. Harvesting Hope.]

---

Sources:

1. https://whatishemp.com/blog/what-are-the-environmental-benefits-of-industrial-hemp/
2. https://www.ers.usda.gov/amber-waves/2020/june/hope-for-hemp-new-opportunities-and-challenges-for-an-old-crop/
3. https://www.globenewswire.com/news-release/2021/03/04/2186928/0/en/The-Size-of-Global-Industrial-Hemp-Market-Will-Reach-USD-36-Billion-by-2026-FnF-Research.html

[David Hill]

This plant has amazing qualities and one aspect of it is, in terms of our use, is to raise these plants specifically for CBD production. The cannabis plant has a number of cannabinoids which have been used actually for about 10,000 years[1].

In the way that First Crop has developed our retail brand and products, we have a product that is specifically to reduce inflammation, which is a quality of CBD. We have a product that is actually calm and destressing, another wonderful quality of CBD. We have another product that actually promotes sleep. So, you can see that the benefits of this plant and how it really works into this whole regenerative aspect of our human healing.

So, I'm David Hill and I'm one of the cofounders of First Crop Incorporated. We're a public benefit corporation that was developed after the 2018 Farm Bill passed the legal industrialization of hemp. All the cofounders and I really recognized an opportunity to work with this transformative plant.

One of our key principles, ore principles is supporting regeneration, giving back something not just extracting but giving back. And so, on a farm level, we have farmers practicing is a regenerative way and if the plants are happy and the farmers do well then local communities can start to thrive again.

A lot of times farmers are exposed to unpredictable or uncertain risks. We've wanted to develop a model where we support them, providing "seed-good genetics", which is critical and then we actually take half that payment and wait until final settlement after harvest to deduct that from their proceeds. And then at the end of the season they actually know what they're going to sell their crop for, we have a forward contract, where they don't have that uncertainty after they've gone to all of this effort to raise a beautiful crop and then not knowing where they're going to take it, that's not a situation here at First Crop.

[Jeffrey Nitz]

My name's Jeff Nitz. We're here at Red Mountain Farm in Abiquiu, New Mexico. I've been growing here for about 18 years or so, primarily fruits and vegetables for farmer's markets and grocery stores. So, the water we use here is off the Chama River, which is the largest tributary to the Rio Grande and here we are in almost this "banana belt" of Northern New Mexico. This whole lower, lower Chama waterhead is, you know, absolutely gorgeous.

So, this year I'm working with First Crop. I've been planting the cherry wine as the variety of hemp CBD that I chose to do this year and it's been great. The plants are doing better than I thought they would. It's really added to the regenerative practice of my farm. It's been something I've always wanted to do and now here we are.

In October, and cutting all of this stuff down, bringing it into the barn, threshing it, it's been a lot of work but the payoff I think is going to be really important for this farm and my future and I really do look forward to next year and doing things even better.

Out of all the hustle and everything I've done in farming, this is such clean break, with just having one crop, really easy to watch and monitor and then it's all sold to First Crop in the end. And it's a very clean cut for me as a farmer where usually I to scramble and sell everything and store everything and I'm very excited about that this is a crop.

Another aspect of regeneration is collaboration. And what we do here as a company is collaborate with our farmer partners. What we've noticed too in the communities and in the neighborhoods is that there's an organic collaboration that develops between neighbors, it's neighbors helping neighbors again and we'd love to see our farmers flourish with this crop economically. It's really important as we see agriculture at a very transformative inflection point, to have viable economic alternatives, crops at a very small farm level, where a small farmer can actually make a good living, without having to scale and get larger.

[Stan Bader]

I'm Stan Bader we're at my ranch if you want to call it that. I grew grapes and of course the name of our farm which is Las Parras de Abiquiu, which means "The Great Pines of Abiquiu". And so, I grew that for quite some time but never made any money on it so it kind of went away on why I'm doing it which it's just for the soul and well-being.

But, you know, you would like to kind of make some money and the hemp product came along and it looked like this was a good option. And so, we grew an acre last year and we actually made money. It seems to do really well here on a farm. So, I'm lot more interested in growing hemp than I am in maybe trying to continue with the grapes.

We grew hemp last year, one acre, and this year we're growing six different varieties of hemp. So, we've expanded from one acre to about four and a half acres.

[David Hill]

At First Crop, we really look at this as something that is generational, something that's lasting. Not only for what's going on now but there's a long view here to see the full potential of this plant.

We're really excited about our relationship with Cid's. They're a wonderful example of a food hub, supporting our local farmers, supporting this bioregion and seeing people at a local level flourish. That degree of regeneration that they show and we're really passionate about at First Crop is totally aligned.

---

Sources:

1. https://www.livescience.com/48337-marijuana-history-how-cannabis-travelled-world.html